As filed with the U.S. Securities and Exchange Commission on November 9, 2007

 Registration No.  333-140864

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SB-2

Amendment No. 1

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

SES SOLAR INC.
(Exact name of registrant as specified in its charter)

Delaware	4931	33-0860242
State of	(Primary Standard Industrial	(I.R.S. Employer
Incorporation	Classification Code Number)	Identification No.)

129 Route de Saint-Julien, 1228 Plan-les-Ouates, Geneva, Switzerland
Telephone number: 41.22.884.1484
(Address and telephone number of registrant's principal executive offices)

Delaware Registry Ltd., 3511 Silverside Road, Suite 105, Wilmington, Delaware 19810
(302) 477-9800
(Name, address and telephone number of agent for service)

Copy of communications to:

Steven M. Kaufman, Esq.
Hogan & Hartson LLP
555 Thirteenth Street N.W.
Washington, DC  20004
Tel: (202) 637-5600

Approximate date of commencement of proposed sale to the public:  As soon as practicable after the effective date of this Registration Statement and from time to time thereafter.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. ☐

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

The information in this prospectus is not complete and may be changed.  Our selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective.  This prospectus is not an offer to sell these securities, and it is not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED NOVEMBER 9, 2007

 SES SOLAR INC.

7,865,676 Shares of Common Stock

This prospectus relates to the sale of up to 7,865,676 shares of our common stock, par value $0.001 per share, by the selling stockholders listed on page 46.  Excluding 52,500 shares being registered on behalf of one of our directors, the shares offered by this prospectus relate to securities issued in private placements completed between May 2006 and November 2006 and include:

•	up to 2,525,000 shares of our common stock issued in private placements completed on May 30, 2006;

•	up to 2,488,175 shares of our common stock issued in private placements completed on September 27, 2006;

•	up to 2,050,001 shares of our common stock issued in private placements completed on November 22, 2006; and

•	up to 750,000 shares of our common stock issuable upon exercise of warrants which we issued as finder’s fees in connection with the private placement completed on November 22, 2006.

The selling stockholders may offer the shares covered by this prospectus at fixed prices, at prevailing market prices, at varying prices or at negotiated prices, in negotiated transactions, or in trading markets for our common stock. Additional information on the selling stockholders, and the times and manner in which they may offer and sell shares of our common stock under this prospectus, is provided under “Selling Stockholders” on page 45 and “Plan of Distribution” on page 48.

We will not receive any of the proceeds from the sale of the shares offered by the selling stockholders, except upon exercise of the warrants.  We will bear all registration expenses incurred in connection with this offering, but all selling and other expenses incurred by the selling stockholders will be borne by them.

Our common stock is quoted on the OTC Bulletin Board under the symbol “SESI.OB”.  The high and low bid prices for shares of our common stock on November 8, 2007 were $1.06 and $0.99 per share, respectively, based upon bids that represent prices quoted by broker-dealers on the OTC Bulletin Board.  These quotations reflect inter-dealer prices, without retail mark-up, mark-down or commissions, and may not represent actual transactions.

Investing in our common stock involves risks. Please carefully review the section titled “Risk Factors” beginning on page 5.

The shares have not been registered under the securities laws of any state or other jurisdiction as of the date of this prospectus. Brokers or dealers should confirm the existence of an exemption from registration or effectuate such registration in connection with any offer and/or sale of the shares.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS.  ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is November 9, 2007.

In considering the acquisition of the common stock described in this prospectus, you should rely only on the information contained in this prospectus.  We have not authorized anyone to provide you with information different from that contained in this prospectus.  This prospectus is not an offer to sell, or a solicitation of an offer to buy, shares of common stock in any jurisdiction where offers and sales would be unlawful.  The information contained in this prospectus is complete and accurate only as of the date on the front cover of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the shares of common stock.

SUMMARY

You should read the following summary together with the more detailed information contained elsewhere in this registration statement, of which this prospectus is a part, including the section titled “Risk Factors,” regarding us and the common stock being sold in this offering.

As used in this prospectus, the terms “Company,” “SES USA,” “our,” “we,” and “us” refer to the registrant, SES Solar Inc., and the term “SES Switzerland” refers to our wholly-owned subsidiary, SES Société d'Energie Solaire SA, unless the context requires otherwise.

Our Business

We are engaged in the business of designing, engineering, producing and installing photovoltaic solar panels or modules and solar tiles for generating electricity through conversion of the sun’s energy. We have developed a new assembly technology for solar panels that we believe will allow for higher quality electrical contacts, better performance and reduced costs.

Our goal is to create a sustainable market for our solar modules and solar tiles by utilizing our new proprietary automation processes to produce solar panels or modules and solar tiles at a lower cost. We recently commenced construction of a manufacturing facility in Geneva, Switzerland that will include a new assembly line based on our proprietary technology to complete the development and testing of our new photovoltaic solar products. We believe this new facility will position us as one of the few manufacturers in Europe capable of producing customized solar photovoltaic modules that are larger than three square meters. Our plan is to complete the manufacturing facility, manufacture prototypes of our new solar products and have them tested and licensed in early 2008, to commence production and sale of our new solar products on a limited basis in 2008 and to begin full capacity production and sales in 2009.

While we have been engaged in developing and testing our new solar panel technology, we have also been establishing the sales and distribution portions of our business by custom manufacturing and selling solar panels or modules and solar tiles to electric companies, local governmental agencies and private home owners.

To date, we have generated limited revenue from the installation and sale of custom manufactured solar panels or modules and solar tiles and have experienced losses from our early stage operations. We anticipate incurring losses over the next few years as we complete the development, testing, prototypes and licensing of our proprietary products and commence production. Our research and development costs and costs incurred in manufacturing prototype panels to date have been expensed. We do not believe that we can achieve profitability until development, implementation and commercialization of our new products manufactured using our new assembling processes are operational. As a result of our continuing need to fund operations and develop our new products, we expect to continue to require additional capital in order to continue as a going concern. We currently do not have any arrangements in place to secure such funding.

The Offering

Issuer	SES Solar Inc.

Securities Offered for Resale	Up to 7,865,676 shares of our common stock, which amount includes 750,000shares issuable upon exercise of warrants to purchase our common stock
Common Stock to be Outstanding After the
Offering	73,081,168 shares[1]

Use of Proceeds
We will not receive any proceeds from the resale of any of the shares offered hereby. We will, however, receive proceeds upon exercise of the warrants, to the extent exercised. The warrants have an exercise price of $0.90 and expire on November 22, 2010.

Trading	Our common stock is quoted on the OTC Bulletin Board under the symbol “SESI.OB”

Risk Factors	You should carefully consider the information set forth in the section entitled “Risk Factors” beginning on page 5 of this prospectus in deciding whether or not to invest in our common stock

1 Unless the context indicates otherwise, all share and per-share information in this prospectus is based on 73,081,168 shares of our common stock outstanding as of September 30, 2007. Shares of common stock to be outstanding after this offering, excluding shares issuable upon exercise of the warrants, assumes that all shares registered under this prospectus are sold by the selling stockholders.

Corporate History

Our parent company, the registrant, was incorporated in Nevada on February 3, 1999 to engage in the predecessor business of operating an Internet based auction website. Effective March 31, 2004, we changed our state of domicile from Nevada to Delaware. In the third quarter of 2005, we abandoned our auction website business plan and focused on identifying businesses with which to enter into a business opportunity or a business combination.

We changed our name to "Solar Energy Sources Inc." and then to "SES Solar Inc." in mid-2006 in contemplation of entering into a share exchange agreement with SES Switzerland, a Swiss company, and the shareholders thereof. The closing of the transactions contemplated by the share exchange agreement and the acquisition of all of the issued and outstanding shares of SES Switzerland occurred on September 27, 2006. The share exchange was structured as a “reverse merger.” As a result of the closing of the share exchange agreement, we are solely in the business of designing, engineering, producing and installing high-performance photovoltaic solar tiles and modules.

In this prospectus, we rely on and refer to information regarding the renewable energy industry and the solar photovoltaic sector that has been prepared by governmental agencies, such as the U.S. Department of Energy, or that has been compiled from market research reports, research analyst reports and other similar information, such as the publicly available data prepared by Solarbuzz LLC. Although we believe this information is reliable, we cannot guarantee the accuracy and completeness of the information and have not independently verified it. All of the industry and market data cited to and referenced in this prospectus is publicly available. It was neither commissioned by us nor was it provided specifically for our benefit.

Our principal executive offices are located at 129 Route de Saint-Julien, 1228 Plan-les-Ouates, Geneva, Switzerland, and our telephone number is + 41.22.884.14.84. Our website address is www.sessolar.com. The content of our website is not part of this registration statement, of which this prospectus is a part, and should not be relied upon with respect thereto.

Summary Financial Information

As a result of the share exchange agreement with SES Switzerland closed on September 27, 2006, SES Switzerland became our wholly-owned subsidiary. For accounting purposes, SES Switzerland is regarded as our predecessor and our corporate history dates back to the formation of SES Switzerland. As such, the following financial information represents selected audited financial information of SES Switzerland for the fiscal years ended December 31, 2006 and 2005 and unaudited financial information for the nine month period ended September 30, 2007 and 2006.

The following summary financial data is derived from, and should be read in conjunction with, our financial information included in this prospectus along with the section entitled "Management's Discussion and Analysis" beginning on page 26.

	Year Ended December 31, 2006	Year Ended December 31, 2005	Nine Months Ended September 30, 2007	Nine Months Ended September 30, 2006
	(audited)	(audited)
Revenue	$129,275	$1,100,474	$1,255,275	$158,860
Net Loss for the Period	$1,239,507	$505,411	$1,088,379	$507,165
Loss Per Share	$0.041	$0.021	$0.022	$0.021

	As at December 31, 2006	As at December 31, 2005	As at September 30, 2007
	(audited)	(audited)
Working Capital	$5,683,177	$13,725	$1,558,361
Total Assets	$7,307,670	$780,794	$7,105,974
Total Number of Issued Shares of Common Stock	73,081,168	48,286,817	73,081,168
Deficit	($2,246,314)	($1,006,807)	($3,334,693)
Total Stockholders' Equity (Deficit)	$5,650,044	($502,240)	$4,476,112

RISK FACTORS

An investment in our common stock involves a high degree of risk.  You should carefully consider the following material risks, together with the other information contained in this prospectus, before you decide to buy our common stock.  If any of the following risks actually occur, our business, results of operations and financial condition would likely suffer.  In these circumstances, the market price of our common stock could decline, and you may lose all or part of your investment.

Risks Related to Our Business

We are an early-stage company with a limited operating history, which makes us a speculative investment.

We are an early-stage company that seeks to take advantage of a proprietary automation process to produce solar panels or modules and solar tiles at a lower cost. We have experienced losses from our early stage operations, which have involved developing and testing our new solar panel technology and commencement of the sales and distribution portions of our business by custom manufacturing and selling solar panels or modules and solar tiles. We anticipate incurring losses over the next few years as we complete the development and testing of prototypes and the licensing of our new products and commence production. There is little meaningful historical financial or other information available upon which you can base your evaluation of our business and prospects. We have not begun commercial production of solar panels or modules and solar tiles made using our proprietary automation process, and at this early stage of our business plan, we have less insight into how market and technology trends may affect our business than we expect to have in the future. The revenue and income potential of our business is unproven. As a result, you should consider our business and prospects in light of our lack of operating history and the challenges that we will face as an early-stage company seeking to develop a new manufacturing process. If we are not able to develop our business, we will not be able to achieve our goals and could suffer economic loss, in which case you may lose your entire investment.

Since our inception, we have incurred net losses and anticipate continued net losses until development, implementation and commercialization of our products manufactured through our new assembly processes are operational.

Since our inception we have incurred net losses, including a net loss of $1.2 million in 2006 and a year to date net loss as of September 30, 2007 of $1.1 million and have negative cash flows from operations. We plan to enter commercial production in late 2008 or early 2009, and we expect to continue to incur significant losses over at least the next few years. We expect to continue to make significant capital expenditures and anticipate that our expenses will increase in the near term as we continue to develop our manufacturing technologies and our sales and distribution network, implement internal systems and infrastructure, and hire additional personnel. As we do not expect to become profitable until after our new solar panels or modules and solar tiles made using our proprietary automation process are in production, we will be unable to satisfy our current obligations solely from cash generated from operations.

We will require significant additional financing, the availability of which cannot be assured, and if we are unable to obtain such financing, our business may fail.

To date, we have had negative cash flows from operations and have depended on sales of our equity securities and debt financing to meet our cash requirements. Our ability to continue our operations and to develop our technologies will depend upon our ability to raise significant additional financing. If we are unable to obtain such financing, we will not be able to develop our business. Specifically, we will need to raise additional funds to:

•	support our planned growth and carry out our business plan;

•	continue the research and development of our technologies;

•	protect our intellectual property;

•	hire top quality personnel for all areas of our business;

•	address competing technological and market developments; and

•	market and develop our technologies.

We may not be able to obtain additional equity or debt financing as required. Even if financing is available, it may not be available on terms that are acceptable or favorable to us or in sufficient amounts to satisfy our requirements. If we require, but are unable to obtain, additional financing in the future, we may be unable to implement our business plan and our growth strategies, respond to changing business or economic conditions, withstand adverse operating results and compete effectively. More importantly, if we are unable to raise additional financing when required, we may be forced to scale down our operations and our ability to generate revenues may be reduced. We have no current arrangements to secure any such financing.

We may be unable to complete our development, manufacturing and commercialization plans and the failure to do so will significantly harm our business plans, prospects, results of operations and financial condition.

Commercializing our new solar panel technology products and processes depends on a number of factors, including:

•	further product and manufacturing process development;

•	development of certain critical tools and large scale production capabilities;

•	completion, refinement and management of our supply chain;

•	completion, refinement, and management of our distribution channels; and

•	building and operating the initial production line and demonstrating efficiencies that will make our products attractively priced.

Further, we have focused primarily on research and development. We do not know whether the processes or products we have developed will be capable of supporting large-scale manufacturing of solar modules and tiles that meet the requirements for cost, schedule, quality, engineering, design, production standards, field certification, and volume requirements.

If we experience significant delays, cost over runs and technical difficulties in installing our new manufacturing facility, our business plans, prospects, results of operations and financial condition will suffer.

Completing the installation of equipment at our Geneva, Switzerland manufacturing facility is subject to significant risks, including risks of delays, equipment problems, cost overruns and other start-up and operating difficulties. Our manufacturing processes use both off-the-shelf and custom-built equipment. If we experience any of these or similar difficulties, we may be unable to complete our manufacturing facility either in a timely manner or at all. Without our manufacturing facility, we would likely have no manufacturing capacity and you could lose your entire investment.

Our products have never been sold on a mass market commercial basis, and we do not know whether they will be accepted by the market.

The solar energy market is at a relatively early stage of development and the extent to which solar modules will be widely adopted is uncertain. If our products are not accepted by the market, our business plans, prospects, results of operations and financial condition will suffer. Moreover, demand for solar modules in our targeted markets, including Germany, France, the United States and Italy, may not develop or may develop to a lesser extent than we anticipate. The development of a successful market for our proposed products and our ability to sell our products at a lower price per watt may be affected by a number of factors, many of which are beyond our control, including but not limited to:

•	Our failure to produce solar power products that compete favorably against other solar power products on the basis of cost, quality and performance;

•	Competition from conventional energy sources and alternative distributed generation technologies, such as wind energy;

•	Our failure to develop and maintain successful relationships with distributors, systems integrators and other resellers, as well as strategic partners; and

•	Customer acceptance of our products.

If our proposed products fail to gain sufficient market acceptance, our business plans, prospects, results of operations and financial condition will suffer.

We depend upon a limited number of third-party suppliers for key materials, and any disruption from such suppliers could prevent us from manufacturing and selling cost-effective products.

We manufacture our products using materials and components procured from a limited number of third-party suppliers. We currently purchase the photovoltaic cells we need for our proprietary technology from a small number of suppliers. We do not currently have in place any supply contracts. If we fail to maintain our relationships with these suppliers, or fail to secure additional supply sources from other photovoltaic cell suppliers, we may be unable to manufacture our products or our products may be available only at a higher cost or after a long delay. Any of these factors could prevent us from delivering our products to our customers within required timeframes, resulting in potential order cancellations and lost revenue.

We currently depend on a small number of customers for substantially all of our sales and the loss of, or a significant reduction in, orders from any of these customers could significantly reduce our sales and operating results.

Currently we sell our custom manufacturing services to only a few customers headquartered in Switzerland. In the fiscal year ended December 31, 2006, sales to our largest two customers accounted for approximately 47% and 39%, respectively, of our total net sales. The loss of any of our customers or their default in payment could significantly reduce our revenues and harm our operating results. Our customer relationships have been developed over a relatively short period of time, and we cannot guarantee that we will continue to receive significant revenues from these customers over the long term.

We likely will face intense competition from manufacturers of crystalline silicon solar modules, thin film solar modules and solar thermal and concentrated photovoltaic systems, all of which represent direct substitutes for our products.

The solar energy and renewable energy industries are both highly competitive and continually evolving as participants strive to distinguish themselves within their markets and compete with the larger more established electric power industry. We believe that our main sources of competition are crystalline silicon solar module manufacturers, thin film solar module manufacturers, and companies developing solar thermal and concentrated photovoltaic technologies.

At the end of 2006, the global photovoltaic industry consisted of more than 100 manufacturers of photovoltaic cells and solar modules. Within the photovoltaic industry, we face competition from crystalline silicon photovoltaic cell and solar module manufacturers, including BP Solar, Evergreen Solar, Kyocera, Motech, QCells, Renewable Energy Corporation, Sanyo, Schott Solar, Sharp, Mitsubishi, SolarWorld, GE Energy, Sunpower, Photowatt, Isofoton and Suntech. We also face competition from thin film solar module manufacturers, including Antec, Alwitra, UNI-Solar, Kaneka, Mitsubishi Heavy Industries, Shell Solar, United Solar and several crystalline silicon manufacturers that are developing thin film technologies. We may also face competition from semiconductor manufacturers and semiconductor equipment manufacturers, or their customers, several of which have already announced their intention to start production of photovoltaic cells, solar modules or turnkey production lines. In addition to manufacturers of photovoltaic cells and solar modules, we face competition from companies developing solar thermal and concentrated photovoltaic technologies. Most, if not all, of our competitors across each of these segments are more established, benefit from greater market recognition and have substantially greater financial, development, manufacturing and marketing resources than us. If we are unable to effectively compete for customers and suppliers, our financial condition and results of operations will suffer.

The reduction or elimination of government subsidies and economic incentives for on-grid solar electricity applications could reduce demand for our solar modules, lead to a reduction in our net sales and harm our operating results.

The reduction, elimination or expiration of government subsidies and economic incentives for on-grid solar electricity could result in the diminished competitiveness of solar energy relative to conventional and non-solar renewable sources of energy, which would negatively affect the growth of the solar energy industry overall and our net sales specifically. We believe that the near-term growth of the market for on-grid applications, where solar energy is used to supplement the electricity a consumer purchases from the utility network, depends significantly on the availability and size of government and economic incentives. Currently the cost of solar electricity substantially exceeds the retail price of electricity in every significant market in the world. As a result, federal, state and local governmental bodies in many countries, most notably Germany, Italy, Spain, France, South Korea, Japan, Canada and the United States, have provided subsidies in the form of tariffs, rebates, tax write-offs and other incentives to end-users, distributors, systems integrators and manufacturers of photovoltaic products. For example, Germany, a major market for our new products, has been a strong supporter of photovoltaic products and systems, and political changes in Germany could result in significant reductions or the elimination of incentives. Many of these government incentives could expire, phase-out over time, exhaust the allocated funding or require renewal by the applicable authority. A reduction, elimination or expiration of government subsidies and economic incentives for solar electricity could result in the diminished competitiveness of solar energy, which would in turn hurt our sales and financial condition.

Technological changes in the solar power industry could render our products obsolete, which could prevent us from achieving sales and market share.

Our failure to refine our technology and to develop and introduce new products could cause our products to become uncompetitive or obsolete, which could prevent us from increasing our sales and becoming profitable. The solar power industry is rapidly evolving and highly competitive. Our development efforts may be rendered obsolete by the technological advances of others, and other technologies may prove more advantageous for the commercialization of solar power products. If this occurs, our sales and profits could be diminished.

Failure to protect our proprietary technology and intellectual property rights against infringement could seriously impact our competitiveness and any litigation related to protection of such intellectual property rights would be time consuming and costly.

Our success and ability to compete depends to a significant degree on our proprietary technology, which consists of a combination of copyright, trademark, and pending patent applications in both Europe and the United States. If any of our competitors copy or otherwise gain access to our proprietary technology or develop similar technologies independently, we may not be able to compete as effectively. The measures we have implemented to protect our proprietary technology and other intellectual property rights are currently based upon a combination of patent applications, contractual protections and trade secrets. These measures may not be adequate to prevent the unauthorized use of our proprietary technology and our other intellectual property rights. Further, the laws of various countries in which we expect to offer our products may provide inadequate protection of such intellectual property rights.

We may be exposed to infringement or misappropriation claims by third parties, which, if determined adversely to us, could cause us to pay significant damage awards or prohibit us from the manufacture and sale of our solar modules and tiles or the use of our manufacturing technology.

Our success depends largely on our ability to use and to develop our technology and know-how without infringing or misappropriating the intellectual property rights of third parties. The validity and scope of claims relating to photovoltaic technology patents involve complex scientific, legal and factual considerations and analysis and, therefore, may be uncertain. We may be subject to litigation involving claims of patent infringement or violation of intellectual property rights of third parties. The defense and prosecution of intellectual property suits can be costly and time consuming. An adverse determination in any litigation or proceeding could subject us to significant liability to third parties, require us to seek licenses from third parties which may not be available on reasonable terms, require us to redesign our solar modules and tiles, or subject us to injunctions prohibiting the manufacture and sale of our solar modules and tiles or the use of our technologies.

One of our directors, Christiane Erné, controls a substantial interest in us and therefore may control certain actions requiring a stockholder vote.

Christiane Erné, a director since 2006, beneficially owns 66.1% percent of our outstanding common stock. Christiane Erné is married to Daniel Erné, another of our directors. As a result, Christiane Erné and Daniel Erné will be able to determine the outcome of any decision upon which our stockholders vote.

All of our assets and a majority of our directors and officers are outside the United States, with the result that it may be difficult for investors to enforce within the United States any judgments obtained against us or any of our directors or officers.

Although we are organized under the laws of the State of Delaware, our principal business office is located in Geneva, Switzerland. As such, it may be difficult for investors to enforce judgments against us that are obtained in the United States in any action, including actions predicated upon civil liability provisions of the federal securities laws. In addition, the majority of our directors and officers reside outside the United States, and nearly all of the assets of these persons and us are located outside of the United States. As a result, it may not be possible for investors to effect service of process within the United States upon such persons or to enforce against us or such persons judgments predicated upon the liability provisions of United States securities laws. There is substantial doubt as to the enforceability against any of our directors and officers located outside the United States in original actions or in actions of enforcement of judgments of United States courts or liabilities predicated on the civil liability provisions of United States federal securities laws. In addition, as the majority of our assets are located outside of the United States, it may be difficult to enforce United States bankruptcy proceedings against us. Under United States bankruptcy laws, courts typically have jurisdiction over a debtor's property, wherever it is located, including property situated in other countries. Courts outside of the United States may not recognize the United States bankruptcy court's jurisdiction. Accordingly, you may have trouble administering a United States bankruptcy case involving a Delaware company as debtor with most of its property located outside the United States. Any orders or judgments of a bankruptcy court obtained by you in the United States may not be enforceable.

Risks Related to Our Industry

There is a shortage of semi-conductor grade silicon, upon which our products depend. Any continued shortage could impact our cost of sales and limit our revenue growth.

Silicon is an essential raw material in the production of photovoltaic cells. Currently there is an industry-wide shortage of silicon ingots, which has resulted in significant price increases. Increases in silicon prices may impact our manufacturing costs in the future. As demand for photovoltaic cells has increased, a number of manufacturers have announced plans to add additional capacity. As this manufacturing capacity becomes operational, it will increase the demand for silicon and further exacerbate the current shortage. Polysilicon is also used in the semiconductor industry, and any increase in demand from that sector will compound the shortage. The production of silicon is capital intensive and adding additional capacity requires significant lead time. We do not believe that the supply imbalance will be remedied in the near term, and we expect that silicon demand will continue to outstrip supply for the foreseeable future. We do not have any silicon supply contracts in place, and a continued shortage in supply could hurt our revenue growth.

Existing regulations and policies and changes to these regulations and policies may present technical, regulatory and economic barriers to the purchase and use of photovoltaic products, which may significantly reduce demand for our solar products.

The market for electricity generating products is heavily influenced by foreign, federal, state and local government regulations and policies concerning the electric utility industry, as well as policies promulgated by electric utilities. These regulations and policies often relate to electricity pricing and technical interconnection of customer-owned electricity generation. In a number of countries, these regulations and policies have been modified in the past and may be modified again in the future. These regulations and policies could deter end-user purchases of photovoltaic products and investment in the research and development of photovoltaic technology. For example, without a mandated regulatory exception for photovoltaic systems, utility customers are often charged interconnection or standby fees for putting distributed power generation on the electric utility grid. These fees could increase the cost to our end-users of using photovoltaic systems and make them less desirable, thereby harming our business, prospects, results of operations and financial condition. In addition, electricity generated by photovoltaic systems mostly competes with expensive peak hour electricity, rather than the less expensive average price of electricity. Modifications to the peak hour pricing policies of utilities, such as to a flat rate, would require photovoltaic systems to achieve lower prices in order to compete with the price of electricity generated using other technologies.

We may be vulnerable to the efforts of electric utility companies lobbying to protect their revenue streams and from competition from such electric utility companies.

Electric utility companies could lobby for a change in the relevant legislation in their markets to protect their current revenue streams. Any adverse changes to the regulations and policies of the solar energy industry could deter end-user purchases of photovoltaic products and investment in the research and development of photovoltaic technology. In addition, electricity generated by photovoltaic systems mostly competes with expensive peak hour electricity, rather than the less expensive average price of electricity. Modifications to the peak hour pricing policies of utilities, such as flat rate pricing, would require photovoltaic systems to achieve lower prices in order to compete with the price of electricity. Any changes to government regulations or utility policies that favors electric utility companies could reduce our competitiveness and cause a significant reduction in demand for our products.

Risks Related to this Offering and Our Common Stock

Sales of a substantial number of shares of our common stock into the public market by the selling stockholders may result in significant downward pressure on the price of our common stock and could affect the ability of our stockholders to realize the current trading price of our common stock.

Sales of a substantial number of shares of our common stock in the public market could cause a reduction in the market price of our common stock. We had 73,081,168 shares of common stock issued and outstanding as of September 30, 2007. When this registration statement is declared effective, the selling stockholders may be reselling up to 7,865,676 shares of our common stock.

Any significant downward pressure on the price of our common stock as the selling stockholders sell their shares could encourage short sales by either the selling stockholders or others. Any such short sales could place further downward pressure on the price of our common stock.

Our common stock is illiquid and the price of our common stock may be negatively impacted by factors which are unrelated to our operations.

Our common stock currently trades on a limited basis on the OTC Bulletin Board. The market price of our common stock could fluctuate substantially due to a variety of factors, including market perception of our ability to achieve our planned growth, quarterly operating results of us or our competitors, trading volume in our common stock, changes in general conditions in the economy and the financial markets or other developments affecting our competitors or us. In addition, the stock market is subject to extreme price and volume fluctuations. This volatility has had a significant effect on the market price of securities issued by many companies for reasons unrelated to their operating performance and could have the same effect on our common stock.

A significant decline in the price of our common stock could affect our ability to raise further working capital and adversely impact our ability to continue operations.

A prolonged decline in the price of our common stock could result in a reduction in the liquidity of our common stock and a reduction in our ability to raise capital. Because a significant portion of our operations have been, and will continue to be, financed through the sale of equity securities, a decline in the price of our common stock could be detrimental to our liquidity and our operations. Such reductions may force us to reallocate funds from other planned uses and may have a significant negative effect on our business plan and operations, including our ability to develop new products and continue our current operations. If our stock price declines, we can offer no assurance that we will be able to raise additional capital or generate funds from operations sufficient to meet our obligations. If we are unable to raise sufficient capital in the future, we may not be able to have the resources to continue our normal operations.

Trading of our stock may be restricted by the Securities and Exchange Commission's penny stock regulations, which may limit a stockholder's ability to buy and sell our securities.

Our securities are covered by the penny stock rules, which impose additional sales practice requirements on broker-dealers who sell to persons other than established customers and accredited investors. A "penny stock" is any equity security that has a market price less than $5.00 per share, subject to certain exceptions. The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a risk disclosure document, which provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction and monthly account statements showing the market value of each penny stock held in the customer's account. In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from these rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for the stock that is subject to these penny stock rules. Consequently, these penny stock rules may affect the ability of broker-dealers to trade our securities. We believe that the penny stock rules discourage investor interest in and limit the marketability of our common stock.

NASD sales practice requirements may also limit a stockholder's ability to buy and sell our stock.

In addition to the "penny stock" rules described above, the National Association of Securities Dealers (NASD) has adopted rules that require that in recommending an investment to a customer, a broker-dealer must have reasonable grounds for believing that the investment is suitable for that customer. Under interpretations of these rules, the NASD believes that there is a high probability that speculative low priced securities will not be suitable for at least some customers. The NASD requirements make it more difficult for broker-dealers to recommend that their customers buy our common stock, which may limit your ability to buy and sell our stock and have an adverse effect on the market for our shares.

FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements which relate to future events or our future financial performance. In some cases, you can identify forward-looking statements by words such as "may", "should", "expects", "plans", "anticipates", "believes", "estimates", "predicts", "potential" or "continue" or the negative of these words or other comparable terms. Forward-looking statements involve risks and uncertainties that may cause our actual results or performance to be materially different from those expressed in or implied by the forward-looking statements. These uncertainties include, among others, our need to raise additional financing; risks related to the development and implementation of our new manufacturing processes and facility; risks related to completion, refinement and management of our supply chain and distribution channels; risks related to current and future research and development; risks related to customer acceptance of our products; risks related to competition in the solar energy field; risks related to the availability of public subsidies; our history of losses; the historical volatility of our stock prices; general market conditions; and the risks in the section entitled "Risk Factors" starting on page 5, that may cause our historical and actual results, level of activity and performance to be materially different from future results, level of activity, or performance as expressed in or implied by these forward-looking statements.

Except as may be required by applicable law, we do not undertake or intend to update or revise our forward-looking statements, and we assume no obligation to update any forward-looking statement contained in this prospectus or any prospectus supplement as a result of new information or future events or developments.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement on Form SB-2 with the Securities and Exchange Commission (the “SEC”) to register the shares of our common stock being offered by this registration statement, of which this prospectus is a part.  In addition, we file annual, quarterly and current reports, proxy statements and other information with the SEC.  You may read and copy any reports, statements or other information that we file at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549.  Please call the SEC at 1-800-SEC-0330 for further information regarding the public reference facility.  The SEC maintains a website at www.sec.gov that contains current and periodic reports, proxy statements, information statements and other information regarding registrants that file electronically with the SEC, including us.

USE OF PROCEEDS

This prospectus relates to shares of our common stock that may be offered and sold from time to time by the selling stockholders.  We will not receive any proceeds from the sale of shares of common stock in this offering except upon the exercise of outstanding warrants.  We could receive up to $1.35 million from the exercise of the warrants held by one of the selling stockholders.  We expect to use the proceeds received from the exercise of the warrants, if any, for working capital and general corporate purposes.  We will bear all expenses of registration incurred in connection with this offering, but all commissions, selling and other expenses incurred by the selling stockholders.  We estimate that our expenses in connection with the filing of this registration statement will be approximately $24,500.

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Price Range of Common Stock

Our common stock is traded on the OTC Bulletin Board under the symbol “SESI.OB”. The following table sets forth the high and low bid prices per share of our common stock for the periods indicated.

2005 (1)	High	Low
First Quarter	$0.00	$0.00
Second Quarter	0.00	0.00
Third Quarter	0.00	0.00
Fourth Quarter	0.00	0.00

2006
First Quarter	$0.65	$0.45
Second Quarter	1.24	1.22
Third Quarter	1.70	1.70
Fourth Quarter	0.88	0.85

2007
First Quarter	$0.71	$0.63
Second Quarter	0.48	0.48
Third Quarter	1.17	1.11
Fourth Quarter (through November 8, 2007)	1.06	0.99

(1)	No high or low bid prices were recorded for the periods indicated because there was no trading in our common stock.

On November 8, 2007, the last date for which such information is available, the closing price of our common stock, as reported by the OTC Bulletin Board, was $1.02 per share.

The high and low prices in the table reflect inter-dealer prices, without retail mark-up, markdown or commission and may not represent actual transactions. The source of the high and low bid information is the OTC Bulletin Board Market.

Stockholders

The approximate number of holders of record of our common stock as of September 30, 2007 was 39, inclusive of those brokerage firms and/or clearing houses holding shares of common stock for their clientele (with each such brokerage house and/or clearing house being considered as one holder). As of September 30, 2007, we had 73,081,168 shares of common stock outstanding.

Dividend Policy

We have never declared or paid dividends on our common stock. We do not intend to declare dividends in the foreseeable future because we anticipate that we will reinvest any future earnings into the development and growth of our business. Any decision as to the future payment of dividends will depend on our results of operations and financial position and such other factors as our Board of Directors in its sole discretion deems relevant.

DESCRIPTION OF BUSINESS

We are a Delaware corporation that, through our wholly-owned subsidiary, SES Société d'Energie Solaire (“SES Switzerland”), a Swiss-based company, is engaged in the business of designing, engineering, producing and installing solar panels or modules and solar tiles for generating electricity. Our shares are quoted on the OTC Bulletin Board under the symbol “SESI.OB”.

Overview

We are a renewable energy company that offers products and services focused on the design, development and commercialization of a portfolio of solar products and technologies capable of delivering alternative energy solutions. We currently produce and install custom photovoltaic solar products for commercial, industrial and residential use. Based on the specific needs of our customers, we manufacture our solar modules and solar tiles using cells, components and other raw materials that are supplied to us from third-parties. We also offer comprehensive engineering services for photovoltaic projects. As an engineering service provider, we design new methods of manufacturing photovoltaic modules, and we incorporate these modules into the specific architectural and building applications of our customers.

Our goal is to transform our business from a custom manufacturer of solar modules and tiles into a large scale producer and manufacturer of solar modules and tiles using our new proprietary assembly processes which we believe will allow for higher quality electrical contacts, better performance and reduced costs.

The Photovoltaic Solar Industry

Renewable energy sources for electric power generation include hydroelectric, biomass, geothermal, wind and solar. Among renewable sources of electricity, solar energy has the most potential to meet the world’s growing electricity needs. According to the U.S. Department of Energy, the sun is the only source of renewable energy that has a large enough resource base to meet a significant portion of the world’s electricity needs.

Solar electricity is generated using either photovoltaic or solar thermal technology to extract energy from the sun. Photovoltaic electricity generating systems directly convert the sun’s energy into electricity, whereas solar thermal systems heat water or other fluids that are then used as sources of energy. Photovoltaic systems are either grid-connected systems or off-grid systems. Grid-connected systems are connected to the electricity transmission and distribution grid and feed solar electricity into the end-user’s electrical system and/or the grid. These systems are commonly mounted on the rooftops of buildings, integrated into building facades or installed on the ground using support structures, and they range in size from 2-3 kilowatts to multiple gigawatts (GW) and megawatts (MW). Off-grid photovoltaic systems are typically much smaller and are frequently used in remote areas where they may be the only source of electricity for the end-user.

Photovoltaic systems are currently the most widely used method of transforming sunlight into electricity. Annual installations by the photovoltaic industry grew from 0.4GW in 2002 to 1.7GW in 2006, representing an average annual growth rate of over 42%. Cumulative installed capacity reached just below 7GW at the end of 2006.

Growth in installed solar power systems has been stimulated by long-term government subsidies, tax incentives and feed-in tariffs that require utilities to buy back excess power generated by privately owned photovoltaic systems. Over time, we expect costs to decline as a result of new fabrication techniques, the development of photovoltaic cell technologies that use alternative lower-cost materials, reductions in the amount of silicon used in photovoltaic cells, partly through the development of thin film technologies, improvements in module performance as a result of greater photovoltaic cell energy efficiency, lower direct manufacturing costs, and economies of scale as production volumes rise.

In 2006, Germany was the world’s leader in MW volume of photovoltaic installations with 55%, followed by Japan with 17% and the U.S. with 8%, according to industry publication Solarbuzz LLC. Germany’s and Japan’s historical dominance is attributable to their respective government incentive programs, which are designed to stimulate market demand for photovoltaic systems. Other European countries have adopted, or are adopting, similar government incentive programs, as are countries in Asia and several states in the U.S., including California. The California Public Utilities Commission reports that the California Solar Initiative has committed $2.9 billion in incentives over 10 years with the goal of supporting installations of 3GW new installed capacity by 2017.

The market for grid connected photovoltaic power has undergone significant growth over the last several years, expanding 57% in 2004 alone, according to the U.S. Department of Energy. Industry reports indicate that on-grid applications represent the largest and fastest growing segment of the global market, accounting for 77% of the market. According to Solarbuzz LLC, photovoltaic world market sales were up 34% in 2005.

Advantages and Disadvantages of Solar Energy

Solar energy generated through photovoltaic systems has several advantages compared to conventional and other renewable sources of electricity including security, system reliability, low maintenance, modularity and flexibility of design, as well as significant environmental benefits. Photovoltaic systems also support the trend toward distributed (point-of-use) power generation. We believe that capacity constraints, increased demand for power reliability, and the challenges of building new centralized power plants will increase the demand for distributed power generation.

Solar energy generated through photovoltaic systems also has certain disadvantages. Perhaps the most significant drawback of photovoltaic systems is the high initial cost of individual systems. Solar power can cost twice as much as grid power. This is due almost entirely to the high cost of photovoltaic cells, which depend upon the cost and availability of semiconductor grade silicon. While technical developments are underway in thin film, membrane and other non-crystalline based materials, over 90% of the industry currently relies upon crystalline silicon cells. According to the U.S. Department of Energy, the price of silicon on the market has doubled in each of the past 2 years and tight silicon supplies have also created back orders of several months.

Description of Our Products

Currently we produce and install custom photovoltaic solar products for commercial, industrial and residential use. Based on the specific needs of our customers, we manufacture our solar modules and solar tiles using cells, components and other raw materials that are supplied to us from third-parties. The design, production and installation of these customized solar products requires that we offer comprehensive engineering services. As an engineering service provider, we design new methods of manufacturing photovoltaic modules, and we incorporate these modules into the specific architectural and building applications of our customers. In addition, we plan to offer the following products:

Solar Tiles: SunTechTile® and Swisstile®

We have developed a new technology for the production, distribution and sale of a next generation solar tile that will be branded under the SunTechTile® trademark on the international market and under the Swisstile® trademark in Switzerland. SunTechTile® and Swisstile® share the same design but will be marketed under different trademarks in order to distinguish their targeted markets. The SunTechTile® and Swisstile® solar tiles maximize power output by utilizing the latest generation photovoltaic cells in an innovative design that incorporates ultra-thin, invisible connectors, which we believe makes these cells easier to install and less expensive. Furthermore, this new connector design reduces power loss, thereby maximizing efficiency. These tiles will be manufactured on our fully automated production line, which will allow for a shorter manufacturing cycle and lower cost.

The SunTechTile® and Swisstile® solar tiles will be manufactured by us from slate procured from our primary supplier, Swiss Eternit. We plan to secure long term supply contracts when preliminary testing of our new tile design has been completed, which we expect to be in the first half of 2008. Unlike many other tiles on the market that are installed on roofs, the SunTechTile® and Swisstile® solar tiles are made of slate, which we believe makes them both well-suited for architectural design and building integration.

High Power Rated Modules

Our second product includes high power rated modules, which are packaged interconnected assemblies of photovoltaic cells. Our modules incorporate back-contact cells that have reduced visibility and therefore increased architectural appeal. We manufacture the modules by assembling cells, a plastic backsheet and a front glass laminated in different layers using a standard lamination process. The cells are manufactured and supplied to us by several suppliers. We incorporate these cells into our modules, which are in turn offered for resale or for direct distribution to end users.

We produce our high power rated modules under original equipment manufacture agreements. The modules are branded and marketed under private labels. We do not anticipate marketing our own brand of modules.

Description of Our New Proprietary Manufacturing Processes

We have developed, and are in the process of patenting, a new assembly technology for our solar products. Our goal is to develop this new assembly line based on our proprietary technology, using a manufacturing facility in Geneva, Switzerland which is currently under construction, to produce solar panels or modules and solar tiles at a lower cost and in a more time efficient manner, resulting in more attractively priced products. We believe this new facility will also position us as one of the few manufacturers in Europe capable of producing customized solar photovoltaic modules that are larger than three square meters. Upon completion of the facility, we intend to make an application to certify that the facility meets the MINERGIE® standard, which is a sustainability brand for new and refurbished buildings that is mutually supported by the Swiss Confederation, the Swiss Cantons along with Trade and Industry and is registered in Switzerland and around the world. We believe that the manufacturing facility will be a showcase for photovoltaic technology, with solar panes on the walls and roof generating more than enough power to satisfy the facility’s energy requirements.

Our proprietary manufacturing process consists of an automated assembly technology that we believe guarantees a more reliable and efficient manufacturing process. This is because our new technology allows for back-contact photovoltaic cells and soldering to occur during only one production run, which is faster and is more automated than existing manufacturing processes. As a result of this new assembly technology, we anticipate that our production line could be five times smaller than a standard production line and three times faster.  We further believe that our new manufacturing process has numerous advantages in comparison with existing assembly techniques, including that it allows electrical connections to be made in an easier, faster manner and requires fewer manufacturing steps thereby resulting in increased manufacturing time and in greater throughput. Our manufacturing process also significantly reduces manual labor requirements, a significant cost component in the photovoltaic industry, with robots, resulting in greater capital productivity, lower costs, more reliable connections, more consistent performance, and less waste.

We expect that the cost to construct our new manufacturing facility will approximate $10 million, plus an additional $3 million to purchase new machinery and that construction will be completed by early 2008. See Management’s Discussion and Analysis on page 26.

We have also patented in Switzerland a process to string together back-contact cells that allows for high-speed, non-contact soldering using a simple soldering machine to make a string with integrated electrical connections. We plan to license this process and to use it to produce standard photovoltaic modules and next generation integrated roof tiles at our manufacturing facility.

Sales and Marketing

Although the solar energy market is at a relatively early stage of development, energy experts and associations forecast a high expansion in the solar photovoltaic market. According to Solarbuzz LLC, world solar photovoltaic market installations reached a record high of 1,460 MW in 2005, representing annual growth of 34%, up from 1,086 MW installed during the previous year. To date, our operations have consisted of providing custom manufactured solar module and tiles and related engineering services to customers in Switzerland. As such, we have primarily focused our marketing and sales efforts in Switzerland.

As we approach completion of our new manufacturing facility, our expansion plans and target markets will include Germany, France, Italy and the U.S. However, it should be noted that the solar energy market is at a relatively early stage of development. Its future growth could be totally different from expectations and the extent to which our products will be adopted is completely uncertain.

We currently promote our photovoltaic products through marketing channels that include trade publications, attendance at key industry trade shows, direct mail campaigns, online advertising and relationship marketing to our expanding network of dealers and solar integrators. Our marketing activities will be of greater importance once our new production line, based on our new assembly technology, comes into operation in late 2008 or early 2009.

Customers

All of our revenue to date has been generated by sales of custom manufactured solar modules and tiles and related engineering services to customers, which have included:

•
suppliers of modules (i.e., either integrator photovoltaic systems or cell manufacturers willing to outsource the module production to us, using our proprietary technology to assemble components in a module) to end-user consumers;

•	engineering firms, installers, distributors or end users (public or private) of our solar tiles;

•	architects, public authorities or end users of our engineering services in photovoltaic turnkey installations; and

•	potential module manufacturers licensing our technology.

In the fiscal year ended December 31, 2006, sales to our largest two customers accounted for approximately 47% and 39%, respectively, of our total net sales. The loss of any of our customers or their default in payment could significantly reduce our revenues and harm our operating results.

Suppliers

We rely on several companies to supply certain components and materials used to manufacture and produce our photovoltaic modules and tiles. For module and tile production, we depend on a limited number of suppliers for back contact cells. We believe that due to increased demand for back contact cells, additional suppliers have already entered the market. We acquire cells on a purchase order basis and do not have long-term supply contracts with any suppliers, although we may enter into such contracts. We purchase tiles from Swiss Eternit, with which we have a long-standing commercial relationship. We do not believe a risk of inventory shortage exists with respect to tiles, although if one did, we believe alternate suppliers exist.

Our manufacturing and production line will be assembled using off-the-shelf components, custom processing tools and other commercially available equipment and tools. We have entered into an agreement for construction of a special machine based on our specifications that will be used in the manufacturing process. If necessary, we believe alternate suppliers of this machine exist.

Competition

We face competition from domestic and international companies actively engaged in the manufacturing and distribution of solar photovoltaic systems, as well as from emerging technology companies that may become viable in the next several years. The best funded and most established producers of photovoltaic cells and modules include Sharp Corporation, Kyocera Corporation, Sunpower, Suntech, Qcells, Solarworld, Schott Solar, BP Solar, Shell, Tenesol, Isofoton, Powerlight and GE Solar (formerly AstroPower). Because most, if not all, of our competitors have substantially greater capital resources and more experience in research and development, manufacturing and marketing than we do, we may not succeed in the continued commercialization and development of our products. We believe, however, that our building-integrated solar roofing products have advantages over most other photovoltaic product offerings. In most cases, competitors produce modules that must be rack mounted externally to a building, creating potential damage to the structure, generating maintenance problems and detracting from their visual appearance. Our photovoltaic product offerings differ in this respect because they maximize power output using the latest generation photovoltaic cells in an innovative design that incorporates ultra-thin, invisible connectors between cells. This new connector design reduces power losses and increases efficiency.

Both the traditional and the alternative energy industries are highly competitive. Numerous entities in the U.S. and elsewhere compete with us to develop new and different alternative and/or renewable energy technologies. Competitors also include fossil fuel companies such as Exxon, Shell, BP, Total and Imperial Oil. We face, and expect to continue to face, competition from these entities to the extent that they develop products that function similarly or identically to our technologies.

Barriers to entering the photovoltaic module and tile manufacturing industry include the technical know-how required to produce solar cells that maintain acceptable efficiency rates at competitive production costs. In addition, any new photovoltaic solar technology would require successful demonstration of reliability testing prior to widespread market acceptance. We believe the principal competitive factors in the market for solar electric power products are: price per watt, long-term stability and reliability, conversion efficiency and other inherent performance measures, ease of handling and installation, product quality, reputation, and environmental factors.

Research and Development

Our research and development expense consists primarily of salaries and personnel related costs and the cost of products, materials and outside services used in our research and development processes and product development activities. During the fiscal years ended December 31, 2006 and 2005, we spent $151,246 and $98,363, respectively, on research and development. We expect our research and development expense to increase in absolute terms in the future, especially upon completion of our manufacturing facility in the first quarter of 2008 and as we increase personnel and research and development activity. We intend to devote a substantial amount of our future cash flows into research and development due to the new and evolving nature of the photovoltaic industry and science. Over time, we expect research and development expense to decline as a percentage of net sales and on a cost per watt basis as a result of economies of scale.

Intellectual Property

We rely on a combination of copyright, trade secret, trademark and contractual protections to establish and protect our proprietary rights. We require our customers to enter into confidentiality and nondisclosure agreements before we disclose any sensitive aspects of our solar technologies or strategic plans, and we typically enter into proprietary information agreements with employees and consultants. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy or otherwise obtain and use our technology. It is difficult to monitor unauthorized use of technology, particularly in foreign countries where the laws may not protect our proprietary rights as fully as laws in the U.S. In addition, our competitors may independently develop technology similar to ours. Our precautions may not prevent misappropriation or infringement of our intellectual property.

Our wholly-owned subsidiary, SES Switzerland, has filed a patent application for our new technology for assembling cells and producing our modules and tiles. The application was filed with the World Intellectual Property Organization in Geneva on July 3, 2006, and the search report will be published by the European Patent Office. We have requested examination of the application in Switzerland in order to obtain the report which is to be provided by the Swiss Patent Office. The Swiss patent certificate was granted on April 30, 2007.

Government Regulation

Currently the cost of solar electricity substantially exceeds the retail price of electricity in every significant market in the world. To nurture the development of solar electricity, government bodies in many countries, most notably Germany, Italy, Spain, France, South Korea, Japan, Canada and the U.S. have provided some level of subsidies in the form of feed-in tariffs, net metering programs, renewable portfolio standards, rebates, tax incentives and low interest loans.

Under a feed-in tariff subsidy, the government sets prices that regulated utilities are required to pay for renewable electricity generated by end-users. The prices are set above market rates and may be differentiated based on system size or application. Net metering programs enable end-users to sell excess solar electricity to their local utility in exchange for a credit against their utility bills. Net metering programs are usually combined with rebates, and do not provide cash payments if delivered solar electricity exceeds their utility bills. Under a renewable portfolio standard, the government requires regulated utilities to supply a portion of their total electricity in the form of renewable electricity. Some programs further specify that a portion of the renewable energy quota must be from solar electricity.

Tax incentive programs exist in the U.S. at both the federal and state level, and can take the form of investment tax credits, accelerated depreciation and property tax exemptions. Several governments also facilitate low interest loans for photovoltaic systems, either through direct lending, credit enhancement or other programs.

We believe that the near-term growth in the solar energy industry depends significantly on the availability and size of these government subsidies and on the ability of the industry to reduce the cost of generating solar electricity. The market for solar energy products is, and will continue to be, heavily dependent on public policies that support growth of solar energy and, as a result, the continuation of such policies and level of support present the greatest uncertainties for our products. For example, there are some indications that regulations in Germany, a major European market for our products and services, may change unfavorably with regard to solar or photovoltaic electricity as discussions are ongoing about modifying the German Renewable Energy Law, or the EEG. If Germany reduces or eliminates the subsidies under the EEG or implements other unfavorable regulations, this would have a major impact on the solar photovoltaic market and adversely affect our growth prospects. Other countries, such as Italy and Greece, have established incentives to increase solar photovoltaic energy production, creating new opportunities for photovoltaic products, although there is no guarantee this will occur or that such incentives will be available to us.

Employees

As of September 30, 2007, we had six full-time employees, two of which are engineers. We periodically retain consultants as independent contractors. As of September 30, 2007, we had two such consultants. We intend to hire approximately ten additional employees upon the completion of our new manufacturing facility.

Corporate History

We were incorporated in Nevada on February 3, 1999 to operate an Internet based auction website over which users advertised and bought and sold goods and services for a fee. Effective March 31, 2004, we changed our state of domicile from Nevada to Delaware. During the third quarter of 2005, we abandoned our Internet auction business plan and focused on identifying suitable businesses with which to enter into a business opportunity or business combination.

Effective June 19, 2006, we changed our name from "The Electric Network.com, Inc." to "Solar Energy Sources Inc." On August 10, 2006, we changed our name to "SES Solar Inc." We effected the name change in contemplation of entering into the share exchange agreement dated August 31, 2006 with SES Switzerland and the shareholders thereof.

As a result of the share exchange agreement, we acquired SES Switzerland on September 27, 2006 in a so-called “reverse merger” transaction. As a result of the merger, a change of control occurred as the former SES Switzerland stockholders acquired 70% of the outstanding shares of our common stock, and we ceased being a “shell company” as such term is defined in Rule 12b-2 of the Securities Exchange Act of 1934.

Description of Property

Our principal office is located at Plan-les-Ouates, a suburb of Geneva, Switzerland.

We rent a 1,654 square meter building in Härkingen, Switzerland, from Drei Linden AG pursuant to a lease agreement for a monthly cost of $5,835. The lease agreement may be terminated with six months' notice. We also rent a building in Plan-les-Ouates from Cool SA pursuant to a lease agreement dated February 20, 2002, for an annual cost $42,038. The lease agreement is for a five-year term and may be terminated with six months notice. The lease agreement was been extended to Spring 2008.

We have been granted leasehold rights to land in Plan-les-Ouates, for which we pay a reservation cost of $7,304 per quarter. Rent for the entire 60-year term of the lease is equal to $58,142 per year, commencing on July 1, 2006. We received authorization to build our manufacturing facility on the property from the State of Geneva on May 27, 2005, and we commenced construction of the facility in the second half of 2007.

Legal Proceedings

As of the date of this prospectus, we are not party to any pending lawsuit or legal proceeding.

MANAGEMENT'S DISCUSSION AND ANALYSIS AND PLAN OF OPERATIONS

The following discussion should be read in conjunction with the consolidated audited financial statements and related notes, and the consolidated interim financial statements and related notes that appear elsewhere in this registration statement.

We are engaged in the business of designing, engineering, producing and installing solar panels or modules and solar tiles for generating electricity. We have developed a new assembly technology for solar panels that we believe will allow for higher quality electrical contacts, better performance and reduced costs resulting from our proprietary automation processes. We are constructing a manufacturing facility that will include a new assembly line based on our proprietary technology to complete the development and testing of our new products. To date, while we have been engaged in developing and testing our new solar panel technology, we have been developing the sales and distribution portions of our business by selling custom solar panels or modules and solar tiles, either manufactured by us using an early stage technology or manufactured for us by subcontractors, to electric companies, local governmental agencies and private home owners.

Our business was commenced in 2001 by SES Société d'Energie Solaire SA (“SES Switzerland”), a Swiss-based developer of solar panels and solar roof tiles. On September 27, 2006, our parent company, SES USA, completed a share exchange agreement with SES Switzerland in which SES Switzerland became our wholly-owned subsidiary. Our parent company then abandoned our previous Internet based auction website business and the SES Switzerland business of designing, engineering, producing, and installing solar panels or modules and solar tiles became the sole business of the combined company. Because SES USA and its subsidiary on a consolidated basis is the successor business to SES Switzerland, and because the operations and assets of SES Switzerland represent our entire business and operations from the closing date of the share exchange agreement, the following discussion and analysis and plan of operations are based on SES Switzerland's financial results for the relevant periods.

Overview and Plan of Operation

This Overview addresses our plan of operation and the trends, events, and uncertainties that have been identified by our management as those we believe are reasonably likely to materially affect the comparison of historical operating results reported herein to either past period results or to future operating results.

SES Switzerland has developed, and is in the process of patenting, a new assembly technology for solar panels or modules and solar tiles. Our business plan includes the development of a new assembly line based on our proprietary technology, using a manufacturing facility in the suburbs of Geneva, Switzerland which is currently under construction, to produce solar panels or modules and solar tiles at a lower cost. We believe this new facility will position us as one of the few manufacturers in Europe capable of producing customized solar photovoltaic modules that are larger than three square meters. To implement our business plan, we will need to complete the design of the solar panels or modules and solar tiles, manufacture and test the prototype panels, have them approved in accordance with European and other standards, manufacture them in series and sell them in major markets in Europe and eventually other countries around the world. Our plan is to complete the manufacturing facility, manufacture the prototypes and have them tested and licensed in 2008, to commence production and sale of our new products on a limited basis in 2008, and to begin full capacity production and sale of our new products in 2009.

To date, we have generated limited revenue from the sale of custom manufactured solar panels or modules and solar tiles and the related engineering services required to design and install the same. Once our manufacturing facility is up and running, we will have available two product lines: our SunTechTile® and Swisstile® solar tiles and our high power rated solar modules. Historically, we have relied upon third party vendors to supply us with component parts such as cells in order to manufacture and produce our products. As a result of commencing construction of our new manufacturing facility and our new proprietary technology for module assembly, we believe that we are positioning ourselves to manufacture and produce on a much larger scale solar products that are competitive in the solar energy market.

SES Switzerland has experienced losses from its early stage operations, which have involved developing and testing our new solar panel technology and commencement of the sales and distribution portions of our business by selling custom solar panels or modules and solar tiles using an early stage technology. We anticipate incurring losses over the next few years as we complete the development, testing, prototypes and licensing of our new products and commence production. Our research and development costs and costs incurred in manufacturing prototype panels to date have been expensed. We do not believe that we can achieve profitability until development, implementation and commercialization of our new products manufactured through the new assembling processes are operational.

We believe the demand for solar panels and solar tiles ultimately will be substantial. According to the Energy Information Administration, global demand for electricity is expected to increase from 16.4 trillion kilowatt hours in 2004 to 30.3 trillion kilowatt hours in 2030. Over time, supply constraints, rising electricity prices, dependence on foreign countries for fuel feedstock and environmental concerns could limit the ability of many conventional sources of electricity and other alternative sources to supply this rapidly expanding global demand. According to the U.S. Department of Energy, solar energy is the only source of renewable power with a large enough resource base to supply a significant percentage of the world’s electricity needs over the next several decades.

However, over the near term there are significant competitive concerns with solar energy. As the cost of producing electricity from grid connected photovoltaic installations is higher than the current cost of electricity from fossil or nuclear plants, the photovoltaic market relies heavily on government subsidies and regulation concerning independent power producers. These regulations favor photovoltaic electricity in some, but not all, countries. Existing regulations are subject to change due to local political factors affecting the energy market, especially in Europe, where the process has been ongoing for 10 years. The major photovoltaic market in Europe is Germany where the EEG law governs. We expect France will play a strong role in the future due to recently enacted laws. Other countries, including Italy, Spain and Greece, have similar but less favorable laws. Switzerland, where we currently produce and install our custom photovoltaic panels, has general energy laws, which define certain tariffs for renewable energy at a low fare not covering photovoltaic costs. Without continued and/or enhanced governmental support in the form of favorable laws and subsidies, the projected growth of the photovoltaic market will not exist.

Worldwide, annual installations by the photovoltaic industry grew from 0.4GW in 2002 to 1.7GW in 2006, representing an average annual growth rate of over 42%, but solar electricity still represents a small fraction of the supply of electricity. So long as governments and the market are focused on the ability of manufacturers to develop new technologies that reduce the cost of solar electricity, we believe that the demand for solar energy products will continue to grow significantly. This growth projection is based on continued governmental support, on the success of such manufacturing efforts to reduce the gap between the cost of solar electricity and more conventional and established methods of generating electricity and on other developments affecting the world energy market. In addition to the uncertainties associated with government subsidies and these other factors, it is also possible that breakthrough technologies might emerge in other areas that will reduce demand for new solar energy products. Also, even within the solar energy area, developments in thin films or nanoscience which could reduce the cost of photovoltaic cells or continued shortages in the supply of polysilicon, an essential raw material in the production of our photovoltaic cells, could impact our proposed new products and adversely affect our plan of operation.

We are in discussions with strategic partners, including cell manufacturers, photovoltaic line manufacturers and special machine manufacturers to assist us with our new technology for module assembly. We are also progressing with our plans to construct a new manufacturing facility, which is now under construction and expected to be completed in 2008. Capital expenditures during the most recent nine month period ended September 30, 2007 totaled $2,301,473 and research and development expenses equaled $322,174. We also continued our sales of custom solar panels and solar tiles to customers during this period, generating revenue of approximately $1.25 million and had a net loss of approximately $1.1 million.

We expect capital expenditures during the fiscal year ending December 31, 2007, which will include construction of our new manufacturing facility, to equal or exceed $7 million, plus an additional $1 million to purchase new machinery. Total capital expenditure is expected to reach or exceed $10 million for the new facility and $3 million for the assembly line and machinery. We anticipate financing a significant portion of these expenditures through available cash and lines of credit, but we will also need additional financing to complete construction and fund our operations. We do not have any current agreements in place to secure such financing. We expect to continue to experience losses from operations during the remainder of 2007 and until we can generate revenues from our new products. As a result of our continuing need to fund operations and development of our new products, we expect to continue to need additional capital in order to continue as a going concern.

RESULTS OF OPERATIONS

Comparison of Nine Months Ended September 30, 2007 and 2006 (unaudited)

	For the nine months ended September 30,
	2007	2006
	in $
Total revenues	1,255,275	158,860
Total cost of goods sold (exclusive of depreciation shown separately below)	(1,039,496)	(129,298)
Personnel	263,597	116,057
Rent and lease expenses	99,336	85,071
Research and development	322,174	94,007
Depreciation and amortization	39,005	32,863
General and administrative expenses	832,888	167,163
Interest expense	(49,959)	(41,566)
Interest income	140,096	—
Foreign exchange gain /(loss)	162,705	—
Total other income (expense)	252,842	(41,566)
Taxes	—	—
Net loss	(1,088,379)	(507,165)

Net Loss

Our net loss for the nine months ended September 30, 2007 was $1,088,379, as compared to a net loss of $507,165 for the nine months ended September 30, 2006. Notwithstanding the significant increase in total revenue and corresponding increase in total costs of goods sold, the increase in net loss during the period ended September 30, 2007 was primarily due to personnel costs to develop the new activities of our subsidiary, additional research expenses and increased general and administrative expenses.

Revenues

We recognize revenue on the completed contract method, and therefore, only when a project is completed. During the period January 1 to September 30, 2007, we completed two photovoltaic installation projects for total revenue of $1,255,275 as compared to $158,860 for the nine months ended September 30, 2006.

Cost of Goods Sold

Cost of goods sold for the nine months ended September 30, 2007 was $1,039,496 compared to cost of goods sold of $129,298 for the nine months ended September 30, 2006. This increase is attributable to the two projects completed during the period.

Operating Expenses

Operating expenses for the nine months ended September 30, 2007 were $1,557,000 compared to operating expenses of $495,161 for the nine months ended September 30, 2006. Personnel, rent, research and development, general and administrative, and depreciation and amortization expenses constitute the components of our operating expenses. The majority of the increase was related to personnel costs to develop the new activities of our subsidiary (increase of $144,540), additional research and development expenses (increase of $228,167), and increased general and administrative expenses, including expenses associated with preparation and SEC compliance of various public filings (increase of $665,725), which is expected to decrease in the near future when we complete our SEC review. We expect that as we continue to implement our business plan these expenses will increase accordingly.

Other Income (Expense)

Interest expense increased to $49,959 for the nine months ended September 30, 2007 as compared to $41,566 for the nine months ended September 30, 2006. The increase in interest expense was primarily attributable to the increase in the amount of the loan from the State of Geneva. On March 22, 2006, the loan from the State of Geneva was increased from CHF969,470 ($833,337) to CHF1,469,470 ($1,263,126 using the exchange rate of 1.16336 disclosed in Note 4 of the Notes to the Consolidated Financial Statements). On August 28, 2007, CHF500,000 ($429,790) and interest of CHF37,500 ($31,278) were paid back.

Interest income for the nine months ended September 30, 2007 was $140,096 as compared to $0 for the period ended September 30, 2006. The interest income earned during the period was received from time deposits.

Foreign exchange gain for the nine months ended September 30, 2007 was $162,705 compared to $0 for the nine months ended September 30, 2006. Historical financial statements prior to September 27, 2006, the date of the reverse merger, are those of SES Switzerland which conducts substantially all its business and incurs substantially all its costs in Swiss Francs.

Comparison of Twelve Months Ended December 31, 2006 and 2005 (audited)

Year ended December 31	2006	2005
	in $
Total revenues	129,275	1,100,474
Total cost of goods sold (exclusive of depreciation shown separately below)	(95,333)	(1,018,490)
Depreciation and amortization	45,090	52,614
General and administrative expenses	1,246,268	492,479
Interest expense	(56,757)	(42,302)
Interest income	19,384	—
Foreign exchange gain	55,281	—
Total other income (expense)	17,908	(42,302)
Taxes	—	—
Net (loss)/profit	(1,239,507)	(505,411)

Net Loss

Our net loss for the year ended December 31, 2006 was $1,239,507, as compared to a net loss of $505,411 for the year ended December 31, 2005. The increase in net loss was the result of sharply reduced revenue and significant increase in general and administrative expenses consisting in large part of expenses in connection with the private placements of our securities. Net loss was offset somewhat by an increase in interest income and foreign exchange gain.

Revenues

We recognize revenue on the completed-contract method, and therefore when a project is completed. Total revenue for the year ended December 31, 2006 was $129,275, which represents an 88% decrease from the total revenue of $1,100,474 for the year ended December 31, 2005. The decrease in revenues was primarily attributable to the fact that our two main projects during 2006 could not be completed prior to year-end.

Cost of Goods Sold

Cost of goods sold for the year ended December 31, 2006 was $95,333, which represents a decrease of $923,157 as compared with cost of goods sold of $1,018,490 for the year ended December 31, 2005. The decrease in cost of goods sold was primarily attributable to the fact that our two main projects during 2006 could not be completed prior to year-end, and therefore all costs and revenues associated with the projects were not realized during 2006. Cost of goods sold for the year ended December 31, 2006 was approximately 74% of total revenues compared with approximately 93% of total revenues for the year ended December 31, 2005. The decrease in our cost of goods sold as a percentage of revenue was due to a decrease in the cost of goods we used in production. Cost of goods sold is highly dependent on quantities being purchased from suppliers.

Operating Expenses

Operating expenses for the twelve months ended December 31, 2006 were $1,291,358, which represents a 137% increase in operating expenses of $545,093 for the twelve months ended December 31, 2005. Personnel, rent, research and development, general and administrative, and depreciation and amortization expenses constitute the components of our Company’s operating expenses. Personnel and rent expenses for the twelve months ended December 31, 2006 were $184,710 and $138,163, respectively, compared to $121,867 and $113,590, respectively, for the twelve months ended December 31, 2005. Our personnel and rent expenses were higher for the twelve months ended December 31, 2006, because of the increase in personnel needed to develop SES Switzerland's business. General and administrative expenses for the twelve months ended December 31, 2006 were $772,149 compared to $158,659 for the twelve months ended December 31, 2005, representing an increase of approximately 387%. The increase was mainly due to consultant fees in connection with the private placements of our securities.

Other Income (Expense)

Interest expense increased to $56,757 for the twelve months ended December 31, 2006 as compared to $42,302 for the twelve months ended December 31, 2005, representing an increase of approximately 34%. The increase in interest expense was primarily attributable to the increase in the amount of the loan from the State of Geneva. On March 22, 2006, the loan from the State of Geneva was increased from $794,810 to $1,204,730.

Interest income for the year ended December 31, 2006 was $19,384 as compared to $0 for the year ended December 31, 2005. The interest income earned in the year ended December 31, 2006, was received from time deposits.

Foreign exchange gain for the year ended December 31, 2006 was $55,281 as compared to $0 for the year ended December 31, 2005.

Liquidity and Capital Resources

Our principal cash requirements are for operating expenses, including consulting, accounting and legal costs, staff costs, and accounts payable. As of September 30, 2007, we had working capital of $1,558,361 compared to $4,102,145 as of September 30, 2006. Our cash and cash equivalents decreased to $3,526,273 as of September 30, 2007, as compared to $4,212,033 as of September 30, 2006 as a result increased expenditures. At September 30, 2007, we had short-term debt in the amount of $1,822,804.

We currently have two loans outstanding with the Geneva (Switzerland) State Department of Energy (“ScanE”). The first such loan in the amount of up to $813,795 was made on November 3, 2003 and carries a principal balance of $788,955. The loan bears interest at 4% and is due on March 31, 2008. We agreed to escrow 10,000,000 shares of common stock issuable to Christiane Erné, Jean-Christophe Hadorn and Claudia Rey to secure repayment of this loan. The terms of the agreement are disclosed in the Certain Relationships and Related Transactions section on page 44. We entered into a second loan on January 1, 2004 for $406,900 at a 5% interest rate. We repaid this second loan in full on August 28, 2007. On September 17, 2007, we entered into another loan agreement with ScanE for $3,868,106, which is due March 17, 2008 at an annual interest rate of 5%. Because we did not receive the proceeds of this loan until October 1, 2007, the loan is not reflected in our financial statements for the period ended September 30, 2007.

In addition, the Company also has a revolving credit line with UBS which was increased from $81,380 to $1,719,159 as of September 4, 2007, used mainly to cover short-term cash needs. The credit line is secured by the short term deposits in US dollars with UBS, amounting to $3,155,000 at September 30, 2007. The credit line bears interest at the rate of 5%. The credit line can be cancelled by either party at any time. As of September 30, 2007, we used approximately $989,467 of the credit line, which was subsequently repaid on October 4, 2007.

SES Switzerland also has a Construction Credit Agreement with Banque Cantonal de Genève in the amount of $4,125,980, which is intended for financing the construction of our new manufacturing facility. This credit line must be drawn down before the later of the completion of the construction or June 30, 2008. The construction loan bears interest at a rate of 3.25% and has not been utilized. The loan is secured by a mortgage on the construction.

On December 20, 2006, SES Switzerland executed a construction loan with Ms. Christine Erné to enable SES Switzerland to commence construction of our new manufacturing facility. The construction loan is in the amount of $2,205,090. The annual interest rate is 4.5% and the loan has a two year term. To date, we have not utilized this loan.

Our ability to meet our financial commitments in the near term will be primarily dependent upon the continued financial support of our directors and stockholders as noted above, the continued issuance of equity to new stockholders, and the continued extension of credit from existing or new lenders. We raised and received additional capital of $8,681,081 between May 30, 2006 and November 22, 2006, in connection with the closing of three private placement transactions.

Management believes that our cash and cash equivalents, cash provided by operating activities, and cash received in the equity financings will be sufficient to meet our working capital requirements for the next twelve months. We anticipate incurring capital expenditures during the fiscal year ending December 31, 2007 in the amount of $7 million to construct our new manufacturing facility and in the amount of $1 million to purchase new machinery. Total capital expenditure should reach or exceed $10 million for the building and $3 million for the assembly line. We anticipate financing these expenditures through current debt financing, available cash, and future equity financing.

Operating Activities

Operating activities used net cash of $647,357 for the nine months ended September 30, 2007, as compared to $897,193 used in operating activities for the nine months ended September 30, 2006. The net cash used in operating activities was mainly attributable to consultant fees, salaries, rents, and other general and administrative expenses. Operating cash flow was positively influenced by advance payment for new construction contracts of $440,455 and negatively influenced by increased losses from $507,165 to $1,088,379. During the same period of the preceding year, operating expenses were negatively influenced by payments made to consultants in connection with the reverse acquisition in the amount of $618,684.

Operating activities used net cash of $1,781,847 for the year ended December 31, 2006, as compared to $529,060 of net cash used in operating activities for the year ended December 31, 2005. The net cash used in operating activities was mainly attributable to consultant fees, salaries, rents, and other general and administrative expenses.  The variation between 2006 and 2005 is due to the higher net loss for 2006.

Investing Activities

Net cash used in investing activities was $2,286,677 for the nine months ended September 30, 2007, as compared to ($63,850) for the nine months ended September 30, 2006. The increase in investing activities is mostly due to investments for the construction of the plant and advances on machinery.

Net cash provided by investing activities was $17,443 during the year ended December 31, 2006, as compared to $48,822 used in investing activities during the year ended December 31, 2005. The increase in investing activities was largely due to cash raised by the Company in connection with the private placements and investments made in the new facility development.

Financing Activities

Net cash provided by financing activities was $543,067 for the nine months ended September 30, 2007, as compared to $5,059,117 for the nine months ended September 30, 2006. The large increase for 2006 was due to share capital increase. During 2007, the amount represents a net financing between the use of an existing credit facility for $960,102 and the reimbursement of a loan for $417,035.

Net cash provided by financing activities was $8,011,229 for the year ended December 31, 2006, as compared to financing activities which provided cash of $50,482 for the year ended December 31, 2005.

The cash received during the year ended 2006 was mainly the result of private placement transactions net of transaction costs and proceeds of loans. As for the year ended 2005, cash provided by financing activities was due to proceeds from loans.

Off-Balance Sheet Arrangements

We have no outstanding derivative financial instruments, interest rate swap transactions or foreign currency contracts. We do not engage in trading activities involving non-exchange traded contracts.

At September 30, 2007, we had an outstanding purchase order of EUR448,600 (approximately $640,235, using the exchange rate of 0.70068 at September 30, 2007) for the future construction of a new machine to be used in the new plant for solar modules production. A letter of credit in the amount of EUR224,300 ($320,118, using the exchange rate of 0.70068 at September 30, 2007) has been issued by SES Switzerland's bank as a partial guarantee of payment. There were no charges by the bank to us for the letter of credit. We  made an advance of EUR269,160 ($384,140) for the purchase of this machine. The balance due will be paid upon delivery of the machine.

DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

Our directors hold office until the next annual meeting of the stockholders or until their successors have been elected and qualified. Our officers are appointed by our board of directors and hold office until their death, resignation or removal from office.

As of the date of this prospectus, our directors and executive officers, their ages, positions held, and duration of such, are as follows:

Name	Position with our Company	Age	Date First Elected or Appointed

Jean-Christophe Hadorn	Chief Executive Officer and Director	51	September 27, 2006

Sandrine Crisafulli	Chief Financial Officer and Chief Operating Officer	48	September 27, 2006

Daniel Erné	Director	51	September 27, 2006

Christiane Erné	Director	53	September 27, 2006

Michael D. Noonan	Director	49	September 27, 2006

John Veltheer	Director	42	November 7, 2005

Jean-Christophe Hadorn, Chief Executive Officer and Director

Mr. Hadorn received his masters degree in Civil Engineering from the Swiss Federal Institute of Technology in Lausanne in 1979 and his MBA from HEC University of Lausanne in 1998. From 1979 to 1981, Mr. Hadorn worked as a researcher at the Institute for Energy Production (IPEN) within the Swiss Federal Institute of Technology in Lausanne, Switzerland on large scale storage of solar heat in deep aquifiers. From 1981 to 1985, Mr. Hadorn worked as a project engineer for SORANE SA, a solar energy and engineering company in Switzerland, where he advised architects and designed energy concepts for buildings and industry. Mr. Hadorn worked from 1986 to 1995 as a project leader with BSI Engineering, a consulting company in energy and information technology in Switzerland, on a geographical information system software product for the design and management of energy networks as principal developer of software, code named HyperBird. Since 1999, Mr. Hadorn has worked as an independent energy consultant, and as the CEO of BASE Consultants SA, Geneva, a strategy and management consulting company which advises public and private businesses. Since 1985, Mr. Hadorn has been appointed as a leader for national solar energy and heat storage research programs by the Swiss government and from 2003 to 2005 was asked by the French government to set up the National Institute of Solar Energy in France. Mr. Hadorn has participated in several International Energy Agency (IEA) Tasks within the Solar Heating and Cooling Program (Task 7, Task 26, and Task 32 which he will lead as an Operating Agent until 2007). Mr. Hadorn also serves as director of our wholly-owned subsidiary, SES Switzerland.

Sandrine Crisafulli, Chief Financial Officer and Chief Operating Officer

Ms. Crisafulli has been our CFO and COO since 2001.  Ms. Crisafulli received a certificate of commerce in commercial studies from Lemania College in Lausanne, Switzerland.  She has experience in financial and administrative management having served as administrative director and finance chief at N.E. Achille, a retail company, from 1995 until 2001.

Daniel Erné, Director

Mr. Erné has more than 25 years of experience in international trade having worked as a consultant for the Conseil Général of the Haute Savoie Department, France; Breitling, a Swiss watch manufacturing company; BMS Automotives Ltd., a United Kingdom design, engineering and turnkey supplier of automotive manufacturing plants and a car import company; Casino Ruhl, a French casino; and several hotel groups. In addition, Mr. Erné manages several different private car, retail, security and hotel companies in France and acts as a consultant to companies engaged in international trading, including Securiguard since 2000. Mr. Erné’s prior consulting engagements include Daniel.L (1980-1992), a restructuring and new market developments company and Delta Automobiles (1992-1999), a car retailer and a solar car development company. Mr. Erné is married to Christiane Erné.

Christiane Erné, Director

Ms. Erné worked in public relations and then as hotel director for Societe d'Exploitation et Gestion Hoteliere from 1981 to 1984. Since 2001, Ms. Erné has been active in the development of renewable energies and associated technologies through Société d'Energie Solaire. Ms. Erné received a diploma in economics from the University of Geneva in 1974. Ms. Erné is married to Daniel Erné.

Michael D. Noonan, Director

Mr. Noonan has more than 15 years of investor relations, corporate finance and corporate governance experience. Mr. Noonan has served since 2005 as the Vice President, Corporate and a director of Sky Petroleum, Inc., an oil and gas company quoted on the OTC Bulletin Board. He currently serves as its interim CEO. Prior to joining Sky Petroleum, Mr. Noonan worked for Forgent Networks, an intellectual property and software company from 2002 to 2006, where he last served as the Senior Director of Investor Relations. Prior to working at Forgent Networks, Mr. Noonan was employed from 2000 to 2002 by Pierpont Communications, an investor and public relations firm, where he was a Senior Vice President. Mr. Noonan also served from 1999 to 2000 as director of investor relations and corporate communications at Integrated Electrical Services, an electrical services company, and manager of investor relations and public affairs for Sterling Chemicals from 1997 to 1999, a manufacturer of commodity chemicals. Mr. Noonan received an MBA from Athabasca University in Alberta, Canada in 1999; a Bachelor of Arts degree in Business Administration and Economics from Simon Fraser University in British Columbia, Canada in 1986; and an Executive Juris Doctorate from Concord School of Law in Los Angeles, California in 2006.

John Veltheer, Director

From 1999 to 2000, Dr. Veltheer was President and director of SUMmedia.com Inc., an Internet coupon provider company quoted on the OTC Bulletin Board. From 2002 to 2003, Dr. Veltheer was the President and a director of Rapidtron, Inc., a company quoted on the OTC Bulletin Board, a leading provider of Radio Frequency Smart access control and ticketing/membership systems. At Rapidtron, Inc., Dr. Veltheer was responsible for corporate finance and corporate governance. From 2003 to 2005, Dr. Veltheer was Vice-President, Business Development and later Chief Operating Officer and director of House of Brussels Chocolates, Inc., a company quoted on the OTC Bulletin Board, whose primary business was gourmet chocolate wholesaling. Since October 2005, Dr. Veltheer has served as the Chief Executive Officer, Secretary, Treasurer and a director of Vecten Corporation, a startup private equity fund. Dr. Veltheer has also served as the President and a director of Iridium Capital Inc. from 1999 to present, a private Canadian company that provides start-up consulting services; and the President and a director of Texada Ventures Inc. from September 2006 to present, a company quoted on the OTC Bulletin Board, whose primary business is mining. Dr. Veltheer received his B.Sc. (Honours) from Queen's University in 1988 and his Ph.D. from the University of British Columbia in 1993.

Committees of the Board

All proceedings of our board of directors are conducted by resolutions consented to in writing by all the directors and filed with the minutes of the proceedings of the directors. Such resolutions consented to in writing by the directors entitled to vote on that resolution at a meeting of the directors are, according to the corporate laws of the State of Delaware and the bylaws of our company, as valid and effective as if they had been passed at a meeting of the directors duly called and held.

Our company currently does not have nominating, compensation or audit committees or committees performing similar functions nor does our company have a written nominating, compensation or audit committee charter. Our board of directors does not believe that it is necessary to have such committees because it believes that the functions of such committees can be adequately performed by the board of directors.

Our company does not have any defined policy or procedure requirements for stockholders to submit recommendations or nominations for directors. The board of directors believes that given the early stage of our development a specific nominating policy would be premature and of little assistance until our business operations develop to a more advanced level. Our company does not currently have any specific or minimum criteria for the election of nominees to the board of directors and we do not have any specific process or procedure for evaluating such nominees. The board of directors assesses all candidates, whether submitted by management or stockholders, and makes recommendations for election or appointment.

A stockholder who wishes to communicate with our board of directors may do so by directing a written request addressed to our Chief Executive Officer.

Audit Committee Financial Expert

Our board of directors has determined that we do not have a board member that qualifies as an "audit committee financial expert" as defined in Item 407(d) of Regulation S-B.

We believe that our board of directors is capable of analyzing and evaluating our financial statements and understanding internal controls and procedures for financial reporting. Our board of directors does not believe that it is necessary to have an audit committee because we believe that the functions of an audit committees can be adequately performed by our board of directors. In addition, we believe that retaining an independent director who would qualify as an "audit committee financial expert" would be overly costly and burdensome and is not warranted in our circumstances given the early stages of our development.

Director Independence

Our board of directors has determined that Michael D. Noonan is “independent” as such term is defined by NASDAQ Rule 4200(a)(15).

Family Relationships

Except for Daniel Erné and Christiane Erné, who are husband and wife, there are no family relationships between any of our directors, executive officers, or persons nominated or chosen by us to become directors or executive officers.

EXECUTIVE COMPENSATION

The following Summary Compensation Table sets forth certain information regarding the compensation of our named executive officers for services rendered in all capacities to us for the years ended December 31, 2006 and 2005.

Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	All Other Compensation ($)		Total ($)
John Veltheer (1)	2006	36,000	—	—	—		36,000
Former President and Chief Executive Officer	2005	3,500	—	—	—		3,500

Jean-Christophe Hadorn(4)	2006	—	—	—	95,827	(2)	95,827
Chief Executive Officer	2005	__	__	__	7,141	(2)	7,141

Sandrine Crisafulli(3)(4)	2006	25,953	—	—			25,953
Chief Financial Officer and Chief Operating Officer	2005	66,759					66,759

(1)
Dr. Veltheer was appointed as our President, Chief Executive Officer and a director on November 7, 2005. We paid Dr. Veltheer $2,000 per month from the date of appointment through the fiscal year ended December 31, 2005. From January 1, 2006 to May 31, 2006, Dr. Veltheer was paid $2,000 per month; from June 1, 2006 to November 30, 2006, he was paid $4,000 per month; and he was paid $2,000 during December 2006. The Company ceased paying compensation to Dr. Veltheer as of December 31, 2006. Dr. Veltheer resigned as President and Chief Executive Officer effective September 27, 2006.

(2)
SES Switzerland entered into a one year consulting agreement with Base Consulting on January 1, 2006. The consulting agreement terminated on December 31, 2006, although SES Switzerland renewed the agreement for an additional year on the same terms and conditions. Base Consulting is paid an annual consulting fee of $95,827. The services provided by Base Consulting are performed by Mr. Hadorn. Mr. Hadorn was also paid $7,141 in consulting fees for 2005. Mr. Hadorn became our Chief Executive Officer on September 27, 2006. Other than pursuant to the consulting agreement entered into between the Company and Base Consulting, we do not compensate Mr. Hadorn in his capacity as Chief Executive Officer.

(3)
Ms. Crisafulli became our Chief Financial Officer and Chief Operating Officer on September 27, 2006. Pursuant to the terms of an employment agreement dated September 14, 2006, her annual salary is $108,333.

(4)
Ms. Crisafulli and Base Consulting are paid in Swiss Francs. The dollar figures were calculated using the exchange rate of 1.25225 as per Note 3 to our audited consolidated financial statements for the fiscal year ended December 31, 2006.

Stock Option Plan

We do not have a stock option plan in favor of any director, officer, consultant or employee.

Stock Options/Stock Awards

We have not granted any options or stock awards during our prior fiscal year, either before or after the reverse merger.

Director Compensation

Compensation of Directors During Fiscal Year 2006

Name and Principal Position	Fees Earned or Paid in Cash ($)	All Other Compensation $	Total ($)
Jean-Christophe Hadorn	8,024	0	8,024
Daniel Erné	25,953		25,953

We did not pay fees or other cash compensation for services rendered by our directors during the fiscal year ended December 31, 2006 other than to Messrs. Hadorn and Erné. The amount paid to Mr. Hadorn was for services rendered in his capacity as a director of our subsidiary, SES Switzerland. The amount paid to Mr. Erné was for services rendered pursuant to a consulting agreement as described below. We have no current plans to compensate our directors in their capacities as such in the future. We do reimburse our directors for reasonable out-of-pocket expenses incurred in connection with attending board meetings.

Employment Agreements

SES Switzerland entered into an employment agreement with Sandrine Crisafulli dated September 14, 2006. Pursuant to the terms of the agreement, Ms. Crisafulli receives an annual salary of $108,333. The term of the agreement is five (5) years. If Ms. Crisafulli’s employment is terminated without cause, we are obligated to pay her an amount equal to two years' salary for each completed three years of service.

 SES Switzerland entered into a consulting agreement with Daniel Erné dated October 3, 2006. Mr. Erné receives an annual salary of $108,333 in consideration for management consulting services. Mr. Erné is the husband of Christiane Erné, the Company’s principal stockholder, and a director of the Company and SES Switzerland.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding our common stock beneficially owned as of the date of this prospectus for (i) each stockholder we know to be the beneficial owner of 5% or more of our outstanding common stock, (ii) each of our executive officers and directors, and (iii) all executive officers and directors as a group. In general, a person is deemed to be a beneficial owner of a security if that person has or shares the power to vote or direct the voting of such security, or the power to dispose or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which the person has the right to acquire beneficial ownership within 60 days. As of the date of this prospectus, we had approximately 73,081,168 shares of common stock issued and outstanding.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership(1)		Percentage of Class(1)

Christiane Erné c/o 129 Route de Saint-Julien, Plan-les-Ouates Geneva, Switzerland	48,286,817	(2)	66.1%

Jean-Christophe Hadorn c/o 129 Route de Saint-Julien, Plan-les-Ouates Geneva, Switzerland	2,414,341	(3)	3.30%

John Veltheer c/o 129 Route de Saint-Julien, Plan-les-Ouates Geneva, Switzerland	105,000	(4)	*

Daniel Erné c/o 129 Route de Saint-Julien, Plan-les-Ouates Geneva, Switzerland	Nil		Nil

Michael D. Noonan c/o 129 Route de Saint-Julien, Plan-les-Ouates Geneva, Switzerland	Nil		Nil

Sandrine Crisafulli c/o 129 Route de Saint-Julien, Plan-les-Ouates Geneva, Switzerland	Nil		Nil

SG Private Banking (Suisse) S.A. Avenue de Rumine 20 Case Postale 220 Ch-1001 Lausanne Switzerland	6,779,167		9.28%

Directors and Executive Officers as a Group (6 persons)	48,391,817		66.2%

*	less than 1%

(1)
Based on 73,081,168 shares of common stock issued and outstanding as of the date of this prospectus. Except as otherwise indicated, we believe that the beneficial owners of the common stock listed above, based on information furnished by such owners, have sole investment and voting power with respect to such shares, subject to community property laws where applicable. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Shares of common stock subject to options or warrants currently exercisable, or exercisable within 60 days, are deemed outstanding for purposes of computing the percentage ownership of the person holding such option or warrants, but are not deemed outstanding for purposes of computing the percentage ownership of any other person.

(2)
Ms. Erné holds 43,458,135 shares directly and indirectly holds 2,414,341 shares transferred to Claudia Rey and 2,414,341 shares transferred to Jean-Christophe Hadorn pursuant to a voting trust agreement dated February 22, 2006. Pursuant to the terms of the voting trust agreement, Ms. Rey and Mr. Hadorn each agreed to vote their shares in accordance with Ms. Erné’s instructions. Ms. Erné also has a right of preemption with respect to the subject shares. Of the 43,458,135 shares held directly by Ms. Erné, 9,000,000 shares are pledged as security for repayment of a loan made by ScanE to SES Switzerland and 12,729,067 shares are pledged pursuant to the terms of a credit line agreement. All of the 48,286,817 shares are held in escrow, as more fully described in the Certain Relationships and Related Transactions section on page 43.

(3)
As described in footnote (2), Mr. Hadorn’s 2,414,341 shares were transferred to him by Ms. Erné pursuant to a voting trust agreement dated February 22, 2006. Of these shares, 500,000 are pledged as security for repayment of a loan made by ScanE to SES Switzerland and 707,170 of such shares are pledged pursuant to the terms of a credit line agreement, as more fully described in the Certain Relationships and Related Transactions section on page 43. All 2,414,341 shares are held indirectly by Ms. Erné pursuant to the voting trust agreement.

(4)	Includes 2,500 common shares held by Dr. Veltheer’s wife, Cristina Veltheer.

Changes in Control

We are unaware of any contract or other arrangement or provision of our Articles or Bylaws the operation of which may at a subsequent date result in a change of control of our company.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Other than as set forth below, there have been no material transactions, series of similar transactions or currently proposed transactions during 2006, or subsequent thereto, to which the Company or its wholly-owned subsidiary was or is to be a party, in which the amount involved exceeded the lesser of $120,000 or one percent of the average of the Company’s total assets at the year end for the last three completed fiscal years and in which any director or executive officer or any security holder who is known to us to own of record or beneficially more than 5% of our common stock, or any member of the immediate family or sharing the household (other than a tenant or employee) of any of the foregoing persons, had a direct or indirect material interest.

On August 31, 2006, we entered into a share exchange agreement with SES Switzerland and the former stockholders of SES Switzerland, namely Christiane Erné, Jean-Christophe Hadorn, and Claudia Rey. The closing of the transactions contemplated by the share exchange agreement and the acquisition of all of the issued and outstanding common shares of SES Switzerland occurred on September 27, 2006. In accordance with the closing of the share exchange agreement, we issued 48,286,817 shares of common stock to the former stockholders of SES Switzerland in exchange for the acquisition, by us, of all of the 39,500 issued and outstanding common shares of SES Switzerland on the basis of 1,222.451 shares of common stock for every one common share of SES Switzerland.

In connection with the closing of the share exchange agreement, we entered into the Canton Geneva escrow agreement dated September 15, 2006, with Christiane Erné, Jean-Christophe Hadorn, Claudia Rey, and ScanE. Pursuant to the terms of the Canton Geneva escrow agreement, we agreed to escrow 10,000,000 shares of common stock issuable to Christiane Erné, Jean-Christophe Hadorn and Claudia Rey pursuant to the share exchange agreement in order to secure repayment of a loan made by ScanE to SES Switzerland. The 10,000,000 shares of common stock are to be delivered from escrow by the escrow agent as follows:

(a)	upon repayment of the loan to ScanE:

(i) if within two years from the closing of the share exchange agreement, to the escrow agent under the long term escrow agreement (as discussed below), or

(ii) if after two years from the closing of the share exchange agreement, to Christiane Erné, Jean-Christophe Hadorn and Claudia Rey; or

(b)	upon default of the loan, to ScanE.

Also in connection with the closing of the share exchange agreement, we entered into a credit line escrow agreement dated September 1, 2006, as amended, with Christiane Erné, Jean-Christophe Hadorn, and Claudia Rey. Pursuant to the terms of the credit line escrow agreement, the parties agreed to escrow 24,143,410 shares of common stock issuable to Christiane Erné, Jean-Christophe Hadorn and Claudia Rey pursuant to the terms below, as amended on October 27, 2006, and November 30, 2006. The 24,143,410 shares of common stock are to be delivered from escrow as follows:

(a)	into subsequent escrow in accordance with the terms of the long term escrow agreement (as described below) if our Company closes a financing of at least $9,537,960 on or before November 30, 2007; or

(b)	to us for immediate cancellation if we do not close a financing of at least $9,537,960 on or before November 30, 2007.

As of October 1, 2007, the Company obtained the necessary financing to satisfy the credit line escrow agreement and the 24,143,410 shares are no longer held in escrow pursuant to that agreement.

 In connection with the closing of the share exchange agreement, we also entered into a long term escrow agreement dated September 1, 2006 with Christiane Erné, Jean-Christophe Hadorn, and Claudia Rey. Pursuant to the terms of the long term escrow agreement, we agreed to escrow all shares not otherwise escrowed pursuant to either the credit line escrow agreement or the Canton Geneva escrow agreement until the second anniversary of the closing of the share exchange agreement. As such, 38,286,817 shares of common stock (which amount includes the 24,143,410 shares previously escrowed pursuant to the credit line escrow agreement) issuable to Christiane Erné, Jean-Christophe Hadorn, and Claudia Rey are currently held in escrow until the second anniversary of the closing of the share exchange agreement.

SES Switzerland entered into a consulting agreement with Flannel Management dated October 1, 2006. Flannel Management receives a monthly consulting fee of $15,971. The contract is for a guaranteed 10-year term and if earlier terminated, we must pay the consulting fee for the full term. Flannel Management’s consulting services are rendered by Philippe Crisafulli, the husband of Sandrine Crisafulli, our Chief Operating Officer and Chief Financial Officer. During the fiscal year ended December 31, 2006, we paid $111,329 to Flannel Management.

On December 20, 2006, SES Switzerland executed a construction loan with Ms. Christine Erné to enable SES Switzerland to commence construction of our new manufacturing facility in Geneva, Switzerland. The construction loan is in the amount of $2,205,090. The annual interest rate is 4.5% and the loan has a two year term. The funds will be disbursed after construction has begun and when needed.

SELLING STOCKHOLDERS

This prospectus relates to the resale from time to time of up to a total of 7,865,676 shares of common stock by the selling stockholders.

The following table sets forth certain information regarding the selling stockholders and the shares offered by them in this prospectus. Each selling stockholder’s percentage of ownership in the following table is based upon 73,081,168 shares of common stock outstanding as of September 30, 2007.

Except as noted, none of the selling stockholders has held a position as an officer or director of our company, nor has any selling stockholder had any material relationship of any kind with us or any of our affiliates. Unless otherwise specified in the footnotes to the table below, none of the selling stockholders has any family relationships with our officers, directors or controlling stockholders. To the Company’s knowledge, none of the selling stockholders is a registered broker-dealer or an affiliate of a registered broker-dealer.

Name of Selling Stockholder	Shares Beneficially Owned Before the Offering (1)	Shares Offered Hereby	Shares Beneficially Owned After the Offering (2)	Percentage of Shares Beneficially Owned After the Offering
Highland Ventures Ltd.(3)(9)	1,800,000	900,000	900,000	1.2
Rollock Capital Ltd.(3)(10)	1,700,000	850,000	850,000	1.2
Maxmiz Consulting Ltd.(3)(11)	1,550,000	775,000	775,000	1.1
Kenneth Sam(4)	6,250	3,125	3,125	*
Kenneth Silverman(4)	31,250	15,625	15,625	*
Nite Capital LP(4)(12)	187,500	93,750	93,750	*
Evolution Master Fund(4)(13)	125,000	62,500	62,500	*
Bank Julius Baer and Co. Ltd.(5)(14)	187,600	93,800	93,800	*
SG Private Banking (Suisse) S.A.(5)(6)(15)	6,779,167	3,389,584	3,389,584	4.6
Frederick H. Drury(5)	31,250	15,625	15,625	*
Craig Ivany(5)	12,500	6,250	6,250	*
Judson Rich(5)	5,000	2,500	2,500	*
Merle Lelievre-Parsons(5)	60,000	30,000	30,000	*
Charles A. DePape(5)	5,000	2,500	2,500	*
Randall Shaw(5)	10,000	5,000	5,000	*
Lee Yule Investments(5)(16)	18,750	9,375	9,375	*
Neil Cunningham(5)	15,000	7,500	7,500	*
Tough Equities Inc.(5)(17)	6,250	3,125	3,125	*
Grazia Bernard(5)	80,000	40,000	40,000	*
Dorothy Cameron(5)	120,000	60,000	60,000	*
ADFI Holding Limited(5)(18)	375,000	187,500	187,500	*
Accelera Private Equity II Limited (5)(19)	187,500	93,750	93,750	*
Rodric Marketing Inc.(6)	277,778	138,889	138,889	*
SIF Investment Company Ltd.(6)(20)	555,556	277,778	277,778	*
Lansing Securities Corp.(6)	1,500,000	750,000	750,000	*
John Veltheer(7)	102,500	51,250	51,250	*
Cristina Veltheer(8)	2,500	1,250	1,250	*
Total	15,731,352	7,865,676	7,865,676	8.1

* Less than 1%

(1)
Beneficial ownership is determined in accordance with SEC rules and generally includes voting or investment power with respect to securities. Shares of common stock subject to options, warrants and convertible stock currently exercisable or convertible, or exercisable or convertible within sixty (60) days, are counted as outstanding for computing the percentage of the person holding such options or warrants but are not counted as outstanding for computing the percentage of any other person.

(2)	Assumes all of the shares of common stock offered are sold. Based on 73,081,168 common shares issued and outstanding as of September 30, 2007.

(3)
The selling security holders acquired their respective shares by way of private placement pursuant to subscription agreements entered into on May 30, 2006. The shares were issued at an offering price of $0.20 per share for gross offering proceeds of $1,010,000 in offshore transactions pursuant to Rule 903 of Regulation S of the Securities Act. We are subject to Category 3 of Rule 903 of Regulation S and, accordingly, we implemented the offering restrictions required by Category 3 of Rule 903 of Regulation S by including a legend on all offering materials and documents which stated that the shares have not been registered under the Securities Act and may not be offered or sold in the United States or to U.S. persons unless the shares are registered under the Securities Act or an exemption from the registration requirements of the Securities Act is available.

(4)
The selling security holders acquired their respective shares by way of a private placement completed on September 27, 2006. The shares were issued at an offering price of $0.80 per share for gross offering proceeds of $280,000. We issued the shares in reliance on Rule 506 of Regulation D and/or Section 4(2) or 4(6) of the Securities Act.

(5)
The selling security holders acquired their respective shares by way of a private placement completed on September 27, 2006. The shares were issued at an offering price of $0.80 per share for gross offering proceeds of $3,701,080 in offshore transactions pursuant to Rule 903 of Regulation S of the Securities Act. We are subject to Category 3 of Rule 903 of Regulation S and, accordingly, we implemented the offering restrictions required by Category 3 of Rule 903 of Regulation S by including a legend on all offering materials and documents which stated that the shares have not been registered under the Securities Act and may not be offered or sold in the United States or to U.S. persons unless the shares are registered under the Securities Act or an exemption from the registration requirements of the Securities Act is available.

(6)
The selling security holders acquired their respective shares by way of a private placement completed on November 22, 2006. The shares were issued at an offering price of $0.90 per share for gross offering proceeds of $3,690,000 in offshore transactions pursuant to Rule 903 of Regulation S of the Securities Act. We are subject to Category 3 of Rule 903 of Regulation S and, accordingly, we implemented the offering restrictions required by Category 3 of Rule 903 of Regulation S by including a legend on all offering materials and documents which stated that the shares have not been registered under the Securities Act and may not be offered or sold in the United States or to U.S. persons unless the shares are registered under the Securities Act or an exemption from the registration requirements of the Securities Act is available.

Represents shares of common stock issuable upon exercise of common share purchase warrants issued to Lansing Securities as finder’s fees in connection with the private placement on November 22, 2006. Each common share purchase warrant is exercisable until November 22, 2010 at an exercise price of $0.90 per share. The natural persons having voting and/or dispositive power over these shares are Jose E. Silva, Marta Diaz de Saavedra and Dianeth de Ospino.

(7)	John Veltheer is a Director of the Company.

(8)	Cristina Veltheer is the wife of John Veltheer, a Director of the Company.

(9)	The natural person having voting and/or dispositive power over these shares is Mr. Aaron Smith.

(10)	The natural person having voting and/or dispositive power over these shares is Mr. Paul Michael Jenkins.

(11)	The natural person having voting and/or dispositive power over these shares is Mr. Peter Karam.

(12)	The natural person having voting and/or dispositive power over these shares is Mr. Keith Goodman.

(13)
Evolution Capital Management, LLC, is the investment advisor to Evolution Master Fund Ltd. SPC, Segregated Portfolio M. Mr. Michael Lerch, as Chief Investment Officer of Evolution Capital Management, LLC, holds voting and investment discretion of the securities being offered.

(14)	The natural person having voting and/or dispositive power over these shares is Mr. U. Mettler.

(15)	The natural person having voting and/or dispositive power over these shares is Mr. P. Davet Mandatory.

(16)	The natural person having voting and/or dispositive power over these shares is Mr. Lee Yule.

(17)	The natural person having voting and/or dispositive power over these shares is Mr. Barry Tough.

(18)	The natural person having voting and/or dispositive power over these shares is Donat P. Marxer.

(19)	The natural person having voting and/or dispositive power over these shares is Mr. Dennis Kam.

(20)	The natural persons having voting and/or dispositive power over these shares are Messrs. N. Peter Ruys and Matthias Jenzer.

PLAN OF DISTRIBUTION

We are registering the shares of our common stock covered by this prospectus for the selling stockholders. Each selling stockholder of the common stock and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of common stock through the OTC Bulletin Board or any other stock exchange, market or trading facility on which the shares are traded or in private transactions.  These sales may be at fixed or negotiated prices.  A selling stockholder may use any one or more of the following methods when selling shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers,

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction,

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account,

•	an exchange distribution in accordance with the rules of the applicable exchange,

•	privately negotiated transactions,

•	settlement of short sales entered into after the effective date of the registration statement of which this prospectus is a part,

•	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share,

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise,

•	a combination of any such methods of sale, or

•	any other method permitted pursuant to applicable law.

The selling stockholders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus.

The selling stockholders may also engage in short sales against the box, puts and calls and other transactions in our securities or derivatives of our securities and may sell or deliver shares in connection with these trades.

Broker-dealers engaged by the selling stockholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling stockholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved. Any profits on the resale of shares of common stock by a broker-dealer acting as principal might be deemed to be underwriting discounts or commissions under the Securities Act. Discounts, concessions, commissions and similar selling expenses, if any, attributable to the sale of shares will be borne by the selling stockholder. The selling stockholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares if liabilities are imposed on that person under the Securities Act.

The selling stockholders may from time to time pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time under this prospectus after we have filed an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus.

The selling stockholders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus and may sell the shares of common stock from time to time under this prospectus after we have filed an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus.

The selling stockholders and any broker-dealers or agents that are involved in selling the shares of common stock may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares of common stock purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

We are required to pay all fees and expenses incident to the registration of the shares of common stock, but we will not receive any proceeds from the sale of the common stock by the selling stockholders. We have agreed to indemnify the selling stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

The selling stockholders have advised us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their shares of common stock, nor is there an underwriter or coordinating broker acting in connection with a proposed sale of shares of common stock by any selling stockholder. If we are notified by any selling stockholder that any material arrangement has been entered into with a broker-dealer for the sale or purchase of shares of common stock, if required, we will file a supplement to this prospectus. If the selling stockholders use this prospectus for any sale of the shares of common stock, they will be subject to the prospectus delivery requirements of the Securities Act.

We have advised each selling stockholder that it may not use shares registered under this registration statement to cover short sales of common stock made prior to the date on which this registration statement shall have been declared effective by the Securities and Exchange Commission. The selling stockholders will be responsible for their respective compliance with the applicable provisions of the Securities Act and Exchange Act, and the rules and regulations thereunder promulgated, including, without limitation, Regulation M, as applicable to such selling stockholders in connection with resales of their respective shares under this registration statement.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for our common stock is Interwest Transfer Company, Inc., Suite 100 - 1981 East Murray Holladay Road, Salt Lake City, Utah 84117. Telephone: (801) 272-9294; Facsimile: (801) 277-3147.

DESCRIPTION OF COMMON STOCK

We are authorized to issue 100,000,000 shares of common stock with a par value of $0.001. As of September 30, 2007, we had 73,081,168 common shares outstanding. Upon liquidation, dissolution or winding up of the corporation, the holders of common stock are entitled to share ratably in all net assets available for distribution to stockholders after payment to creditors. The common stock is not convertible or redeemable and has no preemptive, subscription or conversion rights. There are no conversions, redemption, sinking fund or similar provisions regarding the common stock. Each outstanding share of common stock is entitled to one vote on all matters submitted to a vote of stockholders. There are no cumulative voting rights.

Each stockholder is entitled to receive the dividends as may be declared by our board of directors out of funds legally available for dividends and, in the event of liquidation, to share pro rata in any distribution of our assets after payment of liabilities. Our board of directors is not obligated to declare a dividend. Any future dividends will be subject to the discretion of our board of directors and will depend upon, among other things, future earnings, the operating and financial condition of our company, its capital requirements, general business conditions and other pertinent factors. We do not anticipate that dividends will be paid in the foreseeable future.

LEGAL MATTERS

Hogan & Hartson LLP will pass upon the validity of the shares of common stock offered pursuant to this prospectus.

EXPERTS

The financial statements included in this registration statement, of which this prospectus is a part, have been audited by BDO Visura, an independent registered public accounting firm, to the extent and for the periods set forth in their report appearing elsewhere herein and are included in reliance upon such report given upon the authority of said firm as experts in auditing and accounting.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS
ON ACCOUNTING AND FINANCIAL DISCLOSURE

On November 2, 2006, we dismissed Manning Elliott LLP as our independent accountants and appointed BDO Visura as our independent accountants as of that date, which we reported on Form 8-K as filed November 8, 2006. The audit reports issued by Manning Elliott LLP with respect to our financial statements for the fiscal years ended December 31, 2004 and December 31, 2005 did not contain an adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope, or accounting principles, except that Manning Elliott's report contained an explanatory paragraph expressing substantial doubt about our ability to continue as a going concern.

We retained BDO Visura, the independent accountants of Société d'Energie Solaire, as our independent accountants after the closing of the share exchange agreement on September 27, 2006. As reported in our Form 8-K filed on November 8, 2006, during the two fiscal years and the portion of time preceding the decision to engage BDO Visura, neither the Company nor anyone engaged on our behalf has consulted with BDO Visura regarding (i) either the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s financial statements or (ii) any matter that was the subject of a disagreement or a “reportable event” (as defined in Item 304(a)(1)(iv) of Regulation S-B).

INDEX TO CONSOLIDATED FINANCIAL INFORMATION

INTERIM FINANCIAL STATEMENTS	Page

Consolidated Balance Sheets as of September 30, 2007 (Unaudited) and December 31, 2006	F-1

Consolidated Statements of Operations and Comprehensive Loss for the Three Months Ended September 30, 2007 and 2006 and for the Nine Months Ended September 30, 2007 and 2006 (Unaudited)	F-2

Consolidated Statements of Cash Flows for the Nine Months Ended September 30, 2007 and 2006 (Unaudited)	F-3

Notes to Consolidated Financial Statements	F-4

SES SOLAR INC. AND SUBSIDIARY
CONSOLIDATED BALANCE SHEET
QUARTERLY PERIOD ENDED SEPTEMBER 30, 2007
(in $, except per share amounts)

	September 30th 2007	December 31st 2006
	(unaudited)
ASSETS (in $)
Current Assets:
Cash and cash equivalents	3,526,273	6,016,666
Receivables, net of allowance for doubtful accounts of $0 for the periods ended 2007 and 2006	32,014	10,386
Due from related party	82,185	78,386
Inventory	248,776	237,275
Other current assets	298,975	203,280
Total current assets	4,188,223	6,545,993
Long-Term Assets:
Deferred expense	240,000	420,000

Advance payments for machinery	384,140	0
Total other long-term assets	624,140	420,000
Property and Equipment, at cost,	408,364	376,837
Less accumulated depreciation and amortization	(307,326)	(254,779)
Building development	2,192,573	219,619
Total fixed assets	2,293,611	341,677
Total long-term assets	2,917,751	761,677
Total assets	7,105,974	7,307,670
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current Liabilities:
Short-term loan	1,822,804	409,920
Accounts payable	223,570	329,323
Billings in excess of cost and estimated earnings	583,488	123,573
Total current liabilities	2,629,862	862,816
Long-Term Liabilities:
Loan payable	0	794,810
Total long-term liabilities	0	794,810
Stockholders' Equity:
Common stock, $0.001 par value; authorized 100,000,000 shares, issued and outstanding; 73,081,168 shares	73,081	73,081
Additional paid-in capital	8,050,093	8,050,093
Accumulated other comprehensive income (loss)
Translation adjustment	(312,369)	(226,816)
Year end accumulated deficit	(3,334,693)	(2,246,314)
Total stockholders' equity	4,476,112	5,650,044
Total liabilities and stockholders' equity	7,105,974	7,307,670

See accompanying summary of accounting policies and the notes to the financial statements.

SES SOLAR INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
(in $, except per share amounts)

	For the Three Months Ended September 30		For the Nine Months Ended September 30
	2007	2006	2007	2006
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenue:
Revenue	90,240	148,805	1,255,275	158,860
Cost of goods sold (exclusive of depreciation shown separately below)	69,524	122,374	1,039,496	129,298
Costs and Expenses:
Personnel	91,433	54,678	263,597	116,057
Rent and leases expenses	34,184	28,991	99,336	85,071
Research & Development	152,738	46,427	322,174	94,007
Other General & Administrative Expenses	340,821	66,641	832,888	167,163
Depreciation and amortization	14,264	8,310	39,005	32,863
Total costs and expenses	633,440	205,047	1,557,000	495,161
Other Income and Expense:
Interest expense	(20,953)	(15,735)	(49,959)	(41,566)
Interest income	44,808	0	140,096	0
Foreign exchange gain/(loss)	188,274	0	162,705	0
Total other income	212,129	(15,735)	252,842	(41,566)

Loss before taxes	(400,595)	(194,351)	(1,088,379)	(507,165)
Income taxes	0	0	0	0
Net Loss	(400,595)	(194,351)	(1,088,379)	(507,165)
Other Comprehensive loss/income:
Translation adjustment	(99,100)	(10,463)	(85,553)	15,887
Comprehensive loss	(499,695)	(204,814)	(1,173,932)	(491,278)
Basic and diluted weighted average shares	52,121,504	24,719,269	50,002,908	24,719,269
Basic and diluted net loss per share	(0.008)	(0.008)	(0.022)	(0.021)

See accompanying summary of accounting policies and the notes to the financial statements.

SES SOLAR INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in $, except per share amounts)

	Nine months ended September 30,
	2007	2006
	(unaudited)	(unaudited)
Cash Flows from Operating Activities:
Net loss	(1,088,379)	(507,165)
Adjustments to reconcile net loss to cash used in
operating activities:
Depreciation and amortization	39,005	32,863
Stock compensation for options	0	0
Changes in operating assets and liabilities:
(Increase) decrease in:
Receivables, including due from related
Party	(20,498)	80,819
Inventory	0	0
Other current assets and deferred expenses	96,626	(618,684)
Increase (decrease) in:
Accounts payable and accrued exp.	(114,566)	114,974
Billings in excess of cost and estimated
Earnings	440,455	0
Net cash used in operating activities	(647,357)	(897,193)
Cash Flows from investing activities:
Property, plants and equipment	(1,916,939)	(100,384)
Advance payments for machinery	(369,738)	0
Net cash acquired on acquisition		164,234
Net cash used in investing activities	(2,286,677)	63,850
Cash Flows from financing activities:
Proceed from loans	(417,035)	489,686
Bank loan	960,102	0
Proceeds from the issuance of common stock, net of finders fees	0	4,569,431
Net cash provided by financing activities	543,067	5,059,117
Increase (decrease) in cash and cash equivalents	(2,390,967)	4,225,774
Effect of exchange rate changes on cash	(99,426)	(48,911)
Cash and cash equivalents, beginning of the quarter	6,016,666	35,170

Cash and cash equivalents, end of the quarter	3,526,273	4,212,033

Supplemental cash flow information:
Cash paid for interest	49,959	41,566
Non-cash Activities
- Issuance of stock options for services	0	0

See accompanying summary of accounting policies and the notes to the financial statements.

Notes to Consolidated Financial Statements

1. Organization and Nature of Operations

Organization - SES Solar Inc. (the “Company,” “SES USA,” “our,” “we,” and “us”) is the result of a reverse acquisition accomplished on September 27, 2006 between SES USA, a Delaware company, which had no operations and net assets of $39,069, and Société d'Energie Solaire SA (“SES Switzerland”), a Swiss company. SES USA acquired all of the outstanding shares of SES Switzerland. For accounting purposes, the acquisition has been treated as a recapitalization of SES Switzerland with SES Switzerland as the acquirer (reverse acquisition). SES Switzerland acquired 10,668,000 shares of SES USA common stock in the transaction. The historical financial statements prior to September 27, 2006 are those of SES Switzerland. The reverse acquisition resulted in a change of control of SES USA, with the former stockholders of SES Switzerland owning approximately 70% of SES USA and SES Switzerland becoming SES USA's wholly owned subsidiary.

SES Switzerland was formed in 2001 for the purpose of researching, developing, manufacturing and selling innovative products to the solar photovoltaic market. From its inception, SES Switzerland has focused primarily on manufacturing and installing silicon photovoltaic solar cells panels. The principal source of revenue for the Company has been the sale of photovoltaic panels in turn-key installations, manufactured in house or purchased from subcontractors, to electric companies, local governmental agencies and private house owners.

SES USA issued 4,100,001 shares of common stock to third parties on November 22, 2006 resulting in a dilution of the historical and former shareholders of SES Switzerland to approximately 66%.

2. Plan of Operations

SES Switzerland has experienced losses from operations and anticipates incurring losses in the near future. SES Switzerland has developed, and is in the process of patenting, a new assembly technology for solar panels, which the Company believes will allow higher quality electrical contacts, better performance and highly reduced costs resulting from increased automation processes.

The Company’s business plan includes the development of a new assembly line based on its proprietary technology and the construction of a manufacturing facility in the suburbs of Geneva, Switzerland to produce solar panels or modules and solar tiles at a lower cost. Building of the facility started in July 2007. These activities require the Company to design and manufacture prototype panels, have them approved in accordance with European and other standards, manufacture them in series and sell them in the main markets for solar photovoltaic cells. Costs incurred in manufacturing prototype panels have been expensed as research and development costs.

SES USA does not believe that it can achieve profitability until development, implementation and commercialization of new products manufactured through the new assembling processes are operational.

3. Basis of Presentation

The consolidated interim financial statements included herein are unaudited and have been prepared by the Company pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States have been omitted pursuant to such rules and regulations, although the Company believes that the disclosures are adequate to make the information presented not misleading. The consolidated interim financial statements include the accounts of the Company and its wholly owned subsidiary SES Switzerland. All significant inter-company accounts and transactions have been eliminated in consolidation.

These statements reflect all normal recurring adjustments that, in the opinion of management, are necessary for fair presentation of the information contained herein. These consolidated interim financial statements should be read in conjunction with the financial statements and notes thereto included in this registration statement. The Company adheres to the same accounting policies in preparation of its interim financial statements. As permitted under generally accepted accounting principles, interim accounting for certain expenses, including income taxes are based on full year assumptions. Such amounts are expensed in full in the year incurred. For interim financial reporting purposes, income taxes are recorded based upon estimated annual income tax rates.

4. Summary of Significant Accounting Policies

The consolidated interim financial statements include the accounts of the Company and its wholly owned subsidiary, SES Switzerland. All significant inter-company accounts and transactions have been eliminated in the consolidation.

The preparation of financial statements in conformity with United States generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying disclosures of the Company. Although these estimates are based on management's knowledge of current events and actions that the Company may undertake in the future, actual results may differ from such estimates.

Foreign Currency Translation—The currency of SES USA is the U.S. dollar whereas the wholly owned subsidiary's functional currency is the Swiss Franc (“CHF”). The financial statements of the Company's wholly owned subsidiary, SES Switzerland, are translated to U.S. dollar equivalents, the reporting currency, under the current method in accordance with SFAS No. 52, "Foreign Currency Translation". Assets and liabilities are translated into U.S. dollar equivalents at rates of exchange in effect at the balance sheet date. Average rates for the year are used to translate revenues and expenses. The cumulative translation adjustment is reported as a component of accumulated other comprehensive income (loss). Foreign currency differences from intercompany receivables and payables are recorded as Foreign Exchange Gains/Losses in the Statement of Operations.

The exchange rates used for translating the financial statements are listed below:

Average Rates	2007	2006
	CHF	CHF
	$1.19894	1.25813

Balance Sheet period-end rates	2007	2006
	CHF	CHF
	$1.16336	1.21975

Stock based compensation

Since inception the Company has accounted for its stock based compensation plans under Statement on Financial Accounting Standards (“SFAS”) No. 123 (Revised 2004), “Share Based Payments”, The Company from time to time issues common stock, stock options or common stock warrants to acquire services or goods from non-employees. Common stock, stock options and common stock warrants issued to other than employees or directors are recorded on the basis of their fair value, which is measured as of the date required by Emerging Issues Task Force (“EITF”) Issue 96-18, “Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services.”

In accordance with EITF 96-18, the stock options or common stock warrants are valued using the Black-Scholes model on the basis of the market price of the underlying common stock on the “valuation date”, which for options and warrants related to contracts that have substantial disincentives to non-performance is the date of the contract, and for all other contracts is the vesting date. Expense related to the options and warrants is recognized on a straight-line basis over the shorter of the period over which services are to be received or the vesting period. Where expense must be recognized prior to a valuation date, the expense is computed under the Black-Scholes model on the basis of the market price of the underlying common stock at the end of the period, and any subsequent changes in the market price of the underlying common stock through the valuation date is reflected in the expense recorded in the subsequent period in which that change occurs.

Loss Per Share— Loss per share is presented in accordance with the provisions of SFAS No. 128, "Earnings Per Share". Basic earnings per share does not include the effects of potentially dilutive warrants and is computed by dividing income available to common stockholders by the weighted average number of shares of common stock outstanding for the period. Diluted earnings per share reflects, in periods in which they have a dilutive effect, commitments to issue common stock and common stock issuable upon exercise of warrants for periods in which the warrants' exercise price is lower than the Company's average share price for the period. As per an agreement dated September 1, 2006 (as amended), related to the reverse acquisition, the Company was required to obtain additional financing in the amount of CHF 12,000,000 ($10,314,950) no later than November 30, 2007 to build a manufacturing plant in Plan-les-Ouates. Otherwise, 24,143,410 escrowed shares would be cancelled. As of September 18, 2007, the Company did obtain additional financing, thus the shares are no longer escrowed and are included in earnings per share. Financing, in excess of the required CHF 12,000,000 was secured by end of September 2007 (see notes 6 and 7). Stock options of 43,110 were granted to a non-employee, Hogan & Hartson LLP, and outstanding as of June 18, 2007 and are not included in the Earnings per Share. The grant of options was cancelled by mutual agreement on July 18, 2007 without any options being exercised.

	Nine Months Ended September 30,
	2007	2006
Basic Weighted average shares outstanding	50,002,908	24,719,269
Diluted weighted average shares outstanding	50,002,908	24,719,269

Note: Due to the net loss, the calculation of the effect of common stock equivalents due to issuance of warrants is excluded because of anti-dilution. The number of shares of common stock listed as beneficially owned by one selling stockholder includes 1,500,000 shares of common stock potentially issuable upon exercise of 1,500,000 common share purchase warrants. Each common share purchase warrant is exercisable until November 22, 2010 at an exercise price of $0.90 per share. As of the September 30, 2007, and December 31, 2006 balance sheet dates, the warrants were not yet exercised. Also, they are not included in the computation of diluted loss per share because their effect was anti-dilutive.

Revenue Recognition— The Company recognizes revenue in accordance with SEC Staff Accounting Bulletin No. 104, "Revenue Recognition" ("SAB 104"). SAB 104 requires that four basic criteria must be met before revenue can be recognized: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred or services rendered; (3) the seller's price to the buyer is fixed and determinable; and (4) collection is reasonably assured.

Revenues and profits from general management of construction-type contracts are recognized on the completed-contract method; and, therefore when the project is completed. A contract is considered complete when all costs except insignificant items have been incurred and the installation is operating according to specifications or has been accepted by the customer. Contract costs include all direct materials and labor costs and those indirect costs related to contract performance, such as indirect labor, supplies, tools, repairs and depreciation costs. Costs in excess of amounts billed are classified as current assets under Work in Progress. Billings in excess of cost are classified under current liabilities as Billings in Excess of Cost and Estimated Earnings. Any anticipated losses on contracts are charged to operations as soon as they are determinable.

For the nine months ended September 30, 2007 and 2006, the Company has no billed or unbilled amount representing claims or other similar items subject to uncertainty concerning their determination or ultimate realization. Amounts outstanding as at quarter end are expected to be collected in 2007.

Impact of Recently Issued Accounting Pronouncements

In June 2006, the Financial Accounting Standards Board issued interpretation No. 48 ("FIN 48"), "Accounting for Uncertainty in Income Taxes". FIN 48 establishes the minimum threshold for recognizing, and a system for measuring, the benefits of tax-return positions in financial statements. The provisions of FIN 48 were effective for the Company as of January 1, 2007 and required application of FIN 48 to all existing tax positions upon initial adoption. The adoption of the standard had no effect on the Company's financial condition or results of operation.

The Company has no unrecognized tax benefits as of January 1, 2007 and September 30, 2007. The federal and cantonal tax authorities in Switzerland have assessed that the company has no income taxes based on the returns that the Company has filed up to and including fiscal year 2006. These assessments are final. Furthermore, the Company does not expect any changes to the tax returns that were filed for the fiscal year 2006 since the Company has generated net losses.

In September 2006, the FASB issued Statement of Financial Accounting Standards (“SFAS”) No. 157, “Fair Value Measurements” (“SFAS No. 157”). SFAS No. 157 defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles, and expands disclosures about fair value instruments. This statement does not require any new fair value measurements; rather, it applies under other accounting pronouncements that require or permit fair value measurements. The provisions of this statement are to be applied prospectively as of the beginning of the fiscal year in which this statement is initially applied, with any transition adjustment recognized as a cumulative effect adjustment to the opening balance of retained earnings. The provisions of SFAS No. 157 are effective for fiscal years beginning after November 15, 2007. The Company has not determined the effect, if any, the adoption of this statement will have on its consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities,” (“SFAS No. 159”) which provides companies an option to report selected financial assets and liabilities at fair value. SFAS No. 159 requires companies to provide information helping financial statement users to understand the effect of a company’s choice to use fair value on its earnings, as well as to display the fair value of the assets and liabilities a company has chosen to use fair value for on the face of the balance sheet. Additionally, SFAS No. 159 establishes presentation and disclosure requirements designed to simplify comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. The statement is effective as of the beginning of an entity’s first fiscal year beginning after November 15, 2007. The Company has not determined the effect, if any, the adoption of this statement will have on its consolidated financial statements.

Warrants issued in connection with financing activities are subject to the provisions of Emerging Issues Task Force Issue 00-19 ("EITF 00-19"), " Accounting for Derivative Financial Instruments Indexed To, and Potentially Settled in, a Company's Own Stock ." In December 2006, FASB issued FASB Staff Position ("FSP") No. EITF 00-19-2 ("EITF 00-19-2"), "Accounting for Registration Payment Arrangements" which changed the way that a contingent obligation under a registration payment arrangement was recorded. EITF 00-19 describes the criteria under which warrants should be classified as either equity or as a liability. If the warrant is determined to be a liability under the method described in EITF 00-19, the liability is fair valued each reporting period with the changes recorded through earnings in the consolidated statements of operations. Under the new guidance provided in EITF 00-19-2 the contingent obligation under a registration payment arrangement should be separately recognized and measured in accordance with SFAS No. 5, " Accounting for Contingencies." For registration payment arrangements and financial instruments subject to those arrangements that were entered into prior to the issuance of EITF 00-19-2, this is effective for financial statements issued for fiscal years beginning after December 15, 2006 and interim periods within those fiscal years. The Company has determined that the adoption of EITF 00-19-2 had no effect on its financial statements since the warrants issued and the granted registration rights are not included in the scope of such FSP.

5. Inventory

Inventory is summarized as follows:

	9/30/2007	12/31/2006
	$	$
Raw Materials and Others	94,011	89,665
Finished Goods	154,765	147,610
Total Inventory	248,776	237,275

6. Borrowings Under Revolving Credit Facility

SES Switzerland has a revolving credit line with UBS which was increased from CHF100,000 ($85,958) to CHF2,000,000 ($1,719,159) as of September 4, 2007, used mainly to cover short-term cash needs. The credit line is secured by the short term deposits in US dollars with UBS, amounting to $3,155,000 as at September, 30, 2007. The credit line bears interest at the rate of 5% (previously 6.75%). The credit line can be cancelled by either party at any time. The credit facility was used for CHF1,151,105 ($989,467) as at September 30, 2007 (0 as at December 31, 2006).

SES Switzerland also has a Construction Credit Agreement with Banque Cantonale de Genève in the amount of CHF4,800,000 ($4,125,980), which is intended for financing the construction of the new facility. This credit line must be drawn down before the later of the completion of the construction or June 30, 2008. The construction loan bears interest at a rate of 3.25% p.a. and has not yet been utilized. The loan is secured by a mortgage on the construction.

On December 20, 2006, SES Switzerland signed a construction loan with Ms. Christine Erné, the Company's principal stockholder, to enable SES Switzerland to commence construction of a new manufacturing facility near Geneva, Switzerland during 2007. The construction loan is in the amount of CHF2,700,000 ($2,320,864). The Company will pay interest at the rate of 4.5% on used funds. The term of the loan is two years. The funds were to be disbursed as soon as construction has begun; however another credit source has been used instead. As of September 30, 2007, no funds were used from this construction loan.

7. Short-Term Debt Service Geneva State Department of Energy

On November 3, 2003, SES Switzerland received a loan from the Geneva (Switzerland) State Department of Energy of up to CHF1,000,000 ($859,580). SES Switzerland used CHF969,470 ($833,337) as at September 30, 2007, and CHF969,470 ($794,810) as at December 31, 2006. The loan is to be repaid on March 31, 2008. The loan bears interest at a rate of 4%. The stockholders, Christiane Erné, Jean-Christophe Hadorn and Claudia Rey, have pledged in the aggregate 10,000,000 issued common shares of the Company as a guarantee for the loan. At the moment, the Company does not have any plans to repay the loan before its due date.

SES Switzerland was also granted a loan by the Geneva (Switzerland) State Department of Energy in the amount of CHF500,000 ($406,900) on January 21, 2004 with the funds to be available contingent upon SES Switzerland's meeting certain conditions precedent, which were fulfilled by March 22, 2006. The loan has a term of 18 months and carries an interest rate of 5% p.a. with repayment due on September 21, 2007. On August 28, 2007, CHF500,000 ($429,790) of loan and CHF37,500 ($31,278) of interest were reimbursed.

A new six month credit facility of CHF4,500,000 ($3,868,106) was signed on September 18, 2007 with the Geneva State authorities. The loan bears interest at 5%, money was received on October 1, 2007 and will be reimbursed on March 31, 2008.

8. Commitments and Contingencies

Operating Leases — Lease expenses for the nine months ended September 30, 2007 and 2006 were $99,336 and $85,071, respectively.

The following table presents future minimum lease commitments (concerning the lease of a vehicle) under operating leases at September 30, 2007:

Operating
Leases
$
2007	3,703
2008	14,888
2009	12,499
Thereafter	-
Total	31,090

In addition to the amounts disclosed above, SES Switzerland has an operating lease for its office located at 129 Route de Saint-Julien, Plan-les-Ouates, Switzerland (a suburb of Geneva). The lease agreement expires in February 2012 and establishes the total rent of CHF52,104 ($43,458) per year.

SES Switzerland also leases a 1,654 square meter industrial facility in Härkingen, Switzerland. The monthly fixed rent is CHF7,232 ($6,032). The lease terminates in Spring 2008 and may be cancelled with six months notice at the end of the month, except for the end of December, which requires an additional month notice.

On May 27, 2005, we received authorization from the State of Geneva to build a manufacturing facility on other property in Plan-les-Ouates, Switzerland and we received a lease for the land in February 2007. The lease for use of the land is for 60 years commencing on July 1, 2006.

The following are the lease commitments.

Use of
Land
$
2007	15,027
2008	60,108
2009	60,108
2010	60,108
2011	60,108
Thereafter	3,275,864
Total	3,531,323

SES Switzerland has no non-cancellable operating leases.

Litigation— The Company has no litigation currently pending.

Capital Commitments— At September 30, 2007, the Company has an outstanding purchase order of EUR448,600 ($640,235, using the exchange rate of 0.70068 at September 30, 2007) for the future construction of a new machine to be used in the new plant for solar modules production. A letter of credit in the amount of EUR224,300 ($320,118, using the exchange rate of 0.70068 at September 30, 2007) has been issued by SES Switzerland's bank as a partial guarantee of payment. There were no charges to the Company by the bank for the letter of credit. The Company has made an advance of EUR269,160 ($384,140) for the purchase of this machine. The balance due will be paid upon delivery of the machine.

9. Business Segments

All of Company's operations are conducted through its wholly owned subsidiary, SES Switzerland, and are limited to the assembly and installation of photovoltaic panels in Switzerland, the only business segment of the Company.

10. Stockholders' Equity

Common Stock— The Company has authorized and issued 73,081,168 shares of common stock, par value $0.001 per share.

Stock Options - On June 18, 2007, SES Solar Inc. (the “Company”) entered into a Call Option Agreement (the “Agreement”) with a non-employee, Hogan & Hartson LLP (the “Optionee”), pursuant to which the Company granted to the Optionee the right and option to purchase 43,110 shares of common stock, par value $0.001 per share of the Company (the “Option Shares”), at an exercise price of $0.001 per share (the “Option”) in connection with the general legal representation of the Company. The Company will grant, for each of four quarters to total 143,700 options, to the Optionee the right and option to purchase the Option Shares, the first Option being granted on June 18, 2007 and the last Option on March 1, 2008. The Option expires within 24 months following the grant of each Option. Both the Option and the Agreement are transferable by the Optionee. No options were exercised as at June 30, 2007.

On July 18, 2007, Hogan & Hartson LLP (the "Optionee") terminated the Call Option Agreement (the "Agreement") entered into by and between the Optionee and SES Solar, Inc. (the "Optionor") on June 18, 2007. Under the terms of the Agreement, the Optionor granted to the Optionee the right and option to purchase 43,110 shares of common stock, par value $0.001 per share of the Company (the "Option Shares"), at an exercise price of $0.001 per share (the "Option") in connection with the general legal representation of the Company. The Optionor would have granted, each quarter, to the Optionee the right and option to purchase the Option Shares; the last Option Shares would have been granted on March 1, 2008 and the Option would have expired within 24 months following the grant of each Option. In connection with the termination of the Agreement, the Optionee waived the right to exercise the Option granted on June 18, 2007 and renounced all rights related to such Option. No consideration was paid in connection with the termination.

Following the above cancellation, no options are granted as at September 30, 2007.

Warrants — During the year ended December 31, 2006, the Company issued stock purchase warrants exercisable for 1,500,000 shares of common stock at $0.90 per share with an expiration date of November 21, 2010 in consideration for certain corporate advisory services as well as capital raising services.

During the nine-month period ended September 30, 2007, no stock purchase warrants were exercised.

Warrant transactions consisted of the following during the nine-month period ended September 30, 2007:

	Exercisable Warrants	Strike Price
Warrants outstanding as of December 31, 2006	0	$0
Warrants granted as consideration for agent's fee	1,500,000	$0.90
Exercise of warrants	0	0
Warrants outstanding as of September 30, 2007	1,500,000	$0.90

Warrants outstanding expire as follows:

Year	Warrants Expiring	Strike Price ($)
2010	1,500,000	0.90
	1,500,000

The Company granted registration rights to a finder (Lansing Securities) in connection with the November 22, 2006, private placement including the right to include all or any part of the Warrant Shares (the "Registrable Securities") in the next registration statement and subsequent registration statements that the Company files with the U.S. Securities and Exchange Commission from time to time (the "Registration Statement") (other than a registration statement on Form S-8 or Form S-4) until all of the Registrable Securities have been duly registered. Certain of the Warrant Shares are included in this Registration Statement on Form SB-2 (333-140864).

On August 31, 2006, SES USA entered into an agreement with Standard Atlantic to advise SES USA and its stockholders in connection with the purchase of all of the shares of SES Switzerland.

Pursuant to the terms of a Finder's Agreement between SES USA and Standard Atlantic (the "Finder's Agreement") the parties agreed to a finder's fee of $228,000 if a transaction were consummated. The Finder's Agreement also provided that Standard Atlantic would continue to provide consulting services to the Company for a period of 24 months regarding investor relations matters for a monthly fee of $20,000. The two-year consulting fee was due and was paid to Standard Atlantic at closing. The Company recorded the total amount as of September 30, 2006, as deferred expense and amortizes the amount over the 24 months of the consulting agreement.

As per the terms of the Long-Term Escrow Agreement dated September 1, 2006 (as amended), related to the reverse acquisition, the Company was required to obtain additional financing in the amount of CHF12,000,000 ($10,314,950) before November 30, 2007 to build the manufacturing plant in Plan-les-Ouates. Otherwise, the 24,143,410 shares of common stock escrowed by Christiane Ernè, Jean-Christophe Hadorn and Claudia Rey pursuant to the terms of the Long-Term Escrow Agreement will be cancelled. The shares of common stock of the Company held in escrow pursuant to the terms of the Long-Term Escrow Agreement are to be delivered from escrow by the escrow agent on the second anniversary of the closing of the share exchange agreement. As of September 18, 2007, the Company did obtain additional financing, thus the shares are no longer escrowed and are included in earnings per share.

11. Subsequent Events

No major events have occurred since September 30, 2007 except as follows: The Company has planned capital expenditures of $10,012,378 to build the new manufacturing facility and $3,008,527 to purchase new machinery. During the fiscal year ending December 31, 2007, the Company has planned that capital expenditure will reach approximately $7 million for the building and $1 million for the machinery. The Company anticipates that the facility will be completed during the first quarter of 2008.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
SES Solar Inc.

We have audited the accompanying consolidated balance sheets of SES Solar Inc. (the "Company") as of December 31, 2006 and 2005 and the related consolidated statements of operations and comprehensive losses, changes in stockholders' equity (deficit) and cash flows for each of the two years in the period ended December 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of SES Solar Inc. at December 31, 2006 and 2005, and the results of its operations and its cash flows for each of the two years in the periods ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

As described in Note 5 to the financial statements, the Company has restated its financial statements to correct various errors in classification.

Zurich, May 7, 2007.

BDO Visura

/s/ Andreas Wyss	/s/ Christian Feller
Andreas Wyss Auditor in Charge	ppa. Christian Feller
Swiss Certified Accountant / CPA	Swiss Certified Accountant

SES SOLAR INC. AND SUBSIDIARY
CONSOLIDATED BALANCE SHEET
(in $, except per share amounts)

		December 31st 2006	December 31st 2005
ASSETS (in $)			(As Restated)
Current Assets:
Cash and cash equivalents	6	6,016,666	35,170
Receivables, net of allowance for doubtful accounts of $ 0 for the years ended 2006 and 2005.	7	10,386	221,957
Due from related party	23	78,386	72,540
Inventory	8	237,275	219,580
Other current assets		203,280	11,973
Total current assets		6,545,993	561,220

Long-Term Assets:
Deferred Expense	15	420,000	0

Property and Equipment, at cost,		376,837	335,943
Less accumulated depreciation and amortization		(254,779)	(192,939)
Building development		219,619	76,570
Total fixed assets	9	341,677	219,574

Total long-term assets		761,677	219,574

Total Assets		7,307,670	780,794

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)
Current Liabilities:
Short-term loan	10, 12	409,920	50,482
Accounts payable		329,323	390,036
Billings in excess of cost and estimated earnings	11	123,573	106,977
Total current liabilities		862,816	547,495

Long-Term Liabilities:
Loan payable	12	794,810	735,539
Total long-term liabilities		794,810	735,539

Stockholders' Equity:	15
Common stock, $0.001 par value; authorized 100,000,000 shares, issued and outstanding; 73,081,168 and 48,286,817 shares		73,081	48,287
Additional paid in Capital		8,050,093	373,387
Accumulated other comprehensive income (loss)
Translation Adjustment		(226,816)	82,893
Year end Accumulated Deficit		(2,246,314)	(1,006,807)
Total stockholders' equity (deficit)		5,650,044	(502,240)

Total Liabilities and Stockholders' Equity (Deficit)		7,307,670	780,794

See accompanying summary of accounting policies and the notes to the financial statements.

SES SOLAR INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
(in $, except per share amounts)

		Year Ended December 31, 2006	Year Ended December 31, 2005
			(As Restated)
Revenue:
Revenue	7	129,275	1,100,474
Cost of goods sold (exclusive of depreciation shown separately below)		(95,333)	(1,018,490)

Costs and Expenses:
Personnel		184,710	121,867
Rent and Leases Expenses	13	138,163	113,590
Research and Development		151,246	98,363
Other G+A		772,149	158,659
Depreciation and amortization		45,090	52,614
Total costs and expenses		1,291,358	545,093

Other Income and Expense:
Interest expense	20	(56,757)	(42,302)
Interest income	17	19,384	0
Foreign Exchange Gain		55,281	0
Total Other Income		17,908	(42,302)

Loss before taxes		(1,239,507)	(505,411)
Income taxes	18	0	0
Net Loss		(1,239,507)	(505,411)
Other Comprehensive Loss/Income:		0	0
Translation adjustment		(309,709)	29,476
Comprehensive loss		(1,549,216)	(475,935)

Basic and diluted Weighted Average Shares		30,294,665	24,143,410

Basic and diluted Net Loss Per Share		(0.041)	(0.021)

See accompanying summary of accounting policies and the notes to the financial statements.

SES SOLAR INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005
(in $, except per share amounts)

	Common Stock					Accumulated Other Comprehensive Income
	Shares		Amount	Paid-in Capital	Retained Earnings	Translation Adjustment	Total Shareholders' Equity
Balance at January 01, 2005 (as restated)	48,286,817	a	48,287	373,387	(501,396)	53,417	(26,305)
Net Loss	0		0	0	(505,411)		(505,411)
Translation Adjustment						29,476	29,476
Balance at December 31, 2005 (as restated)	48,286,817		48,287	373,387	(1,006,807)	82,893	(502,240)
Net Loss	0		0	0	(1,239,507)	0	(1,239,507)
Translation Adjustment	0		0	0	0	(309,709)	(309,709)
Shares issued in an offering	5,050,000	b	5,050	1,001,314		0	1,006,364
Shares issued in an offering	4,976,350	c	4,976	3,558,091	0	0	3,563,067
Shares Acquired in the Public shell (Note 20)	10,668,000		10,668	28,401	0	0	39,069
Shares issued in an offering	4,100,001	d	4,100	3,316,900	0	0	3,321,000
Finder's Fee		b		(228,000)			(228,000)
Net shares activity	24,794,351		24,794	7,676,706	0	0	7,701,500
Balance at December 31, 2006	73,081,168		73,081	8,050,093	(2,246,314)	(226,816)	5,650,044

a The number of shares has been retroactively restated to show the correct par value of shares.

b On May 30, 2006, SES USA issued 5,050,000 shares to 3 off-shore investors at an issue price of $0.20 per share for total proceeds of $1,010,000, less a finders fees of $3,636. The issuance of the common shares was made in reliance upon Regulation S and/or Section 4(2) of the Securities Act of 1933 in an offshore transaction to non-U.S. persons (as that term is defined in Regulation S of the Securities Act of 1933). In connection with the reverse acquisition the company paid a commission of $228,000 to the outside consultant who found the Public shell and arranged this transaction (finder's fee). This share issuance was contingent.

c On September 18, 2006, SES USA issued 4,976,350 additional shares to 19 investors at an issue price of $0.80 per share for total proceeds of $3,981,080, less finders fees $418,013, 4,626,350 of which were issued in reliance upon Regulation S and/or Section 4(2) of the Securities Act of 1933 in an offshore transaction to non-US persons. The remaining 350,000 were issued in accordance with Rule 506 of Regulation D and/or Section 4(2) of the Securities Act of 1933 to US investors, each of whom represented that he, she or it was an accredited investor.

d On November 22, 2006, SES USA issued an aggregate of 4,100,001 common shares to three (3) investors at a price of $0.90 per share for gross proceeds of $3,690,000, less finder's fees of $369,001 pursuant to private placement subscription agreements. The shares were issued in reliance upon Regulation S and/or Section 4(2) of the Securities Act of 1933 by issuing the shares to non-U.S. persons (as that term is defined in Regulation S of the Securities Act of 1933) in an offshore transaction.

See accompanying summary of accounting policies and the notes to the financial statements.

SES SOLAR INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in $, except per share amounts)

	YEARS ENDED
	December 31st 2006	December 31st 2005
Cash Flows from Operating Activities:		(As Restated)
Net loss	(1,239,507)	(505,411)
Adjustments to reconcile net loss to cash used in operating activities:
Depreciation and amortization	45,091	52,614
Changes in operating assets and liabilities:	0	0
(Increase) decrease in:
Receivables, including Due from Related Party	223,500	(159,836)
Inventory	0	(22,761)
Other current assets	(185,405)	20,099
Deferred Expenses	(420,000)	0
Increase (decrease) in:
Accounts payable and accrued expenses	(213,294)	201,805
Billings in excess of cost and estimated earnings	7,768	(115,570)
Net cash used in operating activities	(1,781,847)	(529,060)
Cash Flows from Investing Activities:
Property, plants and equipment	(146,791)	(48,822)
Net cash Acquired in a reverse Acquisition	164,234	0
Net cash provided/used in investing activities	17,443	(48,822)
Cash Flows from Financing Activities:
Repayment/Proceed of loans	(50,482)	50,482
Bank loan	399,280	0
Proceeds from the issuance of common stock, net of finders fees	7,662,431	0
Net cash provided by financing activities	8,011,229	50,482
Increase (decrease) in cash and cash equivalents	6,246,825	(527,400)
Effect of exchange rate changes on cash	(265,329)	(4,245)
Cash and cash equivalents, beginning of year	35,170	566,815
Cash and cash equivalents, end of year	6,016,666	35,170
Supplemental Cash Flow Information:
Cash paid for interest	56,757	42,302

See accompanying summary of accounting policies and the notes to the financial statements.

Notes to Consolidated Financial Statements

1. Organization and Nature of Operations

Organization - SES SOLAR INC., (the “Company” or "SES USA") is the result of a reverse acquisition accomplished on September 27, 2006 between SES USA, a Delaware company, which had no operations and net assets of $39,069, and Société d'Energie Solaire SA (“SES Switzerland”), a Swiss company. SES USA acquired all of the outstanding shares of SES Switzerland. For accounting purposes, the acquisition has been treated as a recapitalization of SES Switzerland with SES Switzerland as the acquirer (reverse acquisition). SES Switzerland acquired 10,668,000 of SES USA in the transaction. The historical financial statements prior to September 27 are those of SES Switzerland. The reverse acquisition resulted in a change of control of SES USA, with the former stockholders of SES Switzerland owning approximately 70% of SES USA and SES Switzerland becoming SES USA's wholly owned subsidiary.

SES Switzerland was formed in 2001 for the purpose of researching, developing, manufacturing and selling innovative products to the solar photovoltaic market. From its inception, SES Switzerland has focused primarily on manufacturing and installing silicon photovoltaic solar cells panels. The principal source of revenue for the Company has been the sale of photovoltaic panels in turn-key installations, manufactured in house or purchased from subcontractors, to electric companies, local governmental agencies and private house owners.

On November 30, 2006, the company entered into an amended agreement with Mrs. Erné, Mr. Hadorn, Mr. Rey and Clark Wilson LLP as escrow agent to amend the terms of a credit line agreement dated September 1, 2006, as amended, which was entered into among the same parties. Pursuant to the terms of the amendment agreement, the parties agreed to extend the date by which the company must close a financing of at least CHF12,000,000 from November 30, 2006 until November 30, 2007. Per the agreement, 24,143,410 shares were delivered into a subsequent escrow in accordance with the agreement. If the company does not close the financing before November 30, 2007, the shares will be delivered to SES USA for immediate cancellation. This agreement was amended. Since the company has not yet formally closed the financing, the shares have not been released from escrow. The shares of common stock of the Company held in escrow pursuant to the terms of the long term escrow agreement are to be delivered from escrow by the escrow agent to Christiane Erné, Jean-Christophe Hadorn and Claudia Rey on the second anniversary of the closing of the share exchange agreement.

SES USA was engaged in a second round of financing on November 7, 2006. SES USA issued 4,100,001 shares to third parties resulting in a further dilution of the historical and former shareholders of SES Switzerland to approximately 66%.

2. Future Operations

SES Switzerland has experienced losses from operations and anticipates incurring losses in the near future. SES Switzerland has, however, developed and is in the process of patenting a new assembly technology for solar panels, which the Company believes will allow higher quality electrical contacts, better performance and highly reduced costs resulting from the increased automation processes.

SES Switzerland’s current business plan includes the development of a new assembly line based on its proprietary technology and the construction of a manufacturing facility in the suburbs of Geneva, Switzerland to produce solar panels or modules and solar tiles at a lower cost. These activities require the Company to design and manufacture prototype panels, have them approved in accordance with European and other standards, manufacture in series and sell them in the main markets for solar photovoltaic cells. Costs incurred in manufacturing prototype panels have been expensed as research and development costs.

SES USA does not believe that it can achieve profitability until development, implementation and commercialization of new products manufactured through the new assembling process are achieved.

3. Summary of Significant Accounting Policies:

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, SES Switzerland. All significant inter-company accounts and transactions have been eliminated in the consolidation.

The preparation of financial statements in conformity with United States generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying disclosures of the Company.  Although these estimates are based on management's knowledge of current events and actions that the Company may undertake in the future, actual results may differ from such estimates.

Foreign Currency Translation—The currency of SES USA is the U.S. dollar whereas the wholly owned subsidiary's functional currency is the Swiss Franc. The financial statements of the Company's wholly owned subsidiary, SES Switzerland, are translated to U.S. dollar equivalents under the current method in accordance with SFAS No. 52, "Foreign Currency Translation." Assets and liabilities are translated into U.S. dollar equivalents at rates of exchange in effect at the balance sheet date. Average rates for the year are used to translate revenues and expenses. The cumulative translation adjustment is reported as a component of accumulated other comprehensive income (loss). Foreign currency differences from intercompany receivables and payables are recorded as Foreign Exchange Gains/Losses in the Statement of Operations.

The exchange rates used for translating the financial statements are listed below:

Average Rates	2006	2005
	CHF	CHF
	$1.25225	1.24626

Balance Sheet year-end rates	2006	2005
	CHF	CHF
	$1.21975	1.31804

Cash Equivalents—The Company considers all highly liquid debt securities purchased with an original maturity of three months or less to be cash equivalents.

Receivables and Credit Policies— The Company's accounts receivables primarily consists of trade receivables. Management reviews accounts receivables on a monthly basis to determine if any receivables will potentially be uncollectible. The Company uses estimates to determine the amount of the allowance for doubtful accounts necessary to reduce accounts receivable and unbilled receivables to their expected net realizable value. The Company estimates the amount of the required allowance by reviewing the status of past-due receivables and analyzing historical bad debt trends. Actual collection experience has not varied significantly from estimates, due primarily to credit policies, collection experience and the Company's stability as it relates to its current customer base. Receivables consist of revenues billed to customers upon achievement of contractual obligations. Based on the information available, the Company believes its allowance for doubtful accounts as of December 31, 2006 is adequate.

Product Inventory—Product inventory is stated at the lower of cost or market. Cost is determined using the first-in, first-out (FIFO) method and includes certain charges directly and indirectly incurred in bringing product inventories to the point of sale. Inventory is accounted for at the lower of cost or market, and as a result, write-offs/write-downs occur due to damage, deterioration, obsolescence, changes in prices and other causes.

Property and Equipment—Property and equipment is stated at cost. Depreciation is computed using straight-line method over estimated useful lives of 3 to 10 years. Expenditures for maintenance and repairs, which do not materially extend the useful lives of property and equipment, are charged to operations as incurred. When property or equipment is retired or otherwise disposed of, the property accounts are relieved of costs and accumulated depreciation and any resulting gain or loss is recognized.

Warranties—Since the Company’s commencement it has had no warranty claims. The Company’s production was low and components were purchased for photovoltaic installations, all of which have their own warranties. Since the Company has not yet started producing its own photovoltaic cells and warranty claims can be thus exercised against its suppliers, the Company does not believe that discussion of warranties is a critical accounting policy currently, but this may become so in the future.

Revenue Recognition—The Company recognizes revenue in accordance with SEC Staff Accounting Bulletin No. 104, "Revenue Recognition" (SAB 104). SAB 104 requires that four basic criteria must be met before revenue can be recognized: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred or services rendered; (3) the seller's price to the buyer is fixed and determinable; and (4) collection is reasonably assured.

Revenues and profits from general management of construction-type contracts are recognized on the completed-contract method and therefore when the project is completed. A contract is considered complete when all costs except insignificant items have been incurred and the installation is operating according to specifications or has been accepted by the customer. Contract costs include all direct materials and labor costs and those indirect costs related to contract performance, such as indirect labor, supplies, tools, repairs and depreciation costs. Costs in excess of amounts billed are classified as current assets under Work in Progress. Billings in excess of cost are classified under current liabilities as Billings in Excess of Cost and Estimated Earnings. Any anticipated losses on contracts are charged to operations as soon as they are determinable. No unbilled revenue has been recognized so far.

For the years ended 2006 and 2005, the Company has no billed or unbilled amount representing claims or other similar items subject to uncertainty concerning their determination or ultimate realization. Amounts outstanding as at year end are expected to be collected in 2007.

Income Taxes—The Company follows Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes", which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the period in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense (benefit) is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities. The Company's tax basis for assets and liabilities is identical for the financial statements and tax reporting. Accordingly, the only deferred tax position is the benefit with respect to the net operating loss. The Company records a valuation allowance to reduce the deferred tax asset to the amount that is estimated to be more likely than not to be realized.

Comprehensive Income - The Company accounts for comprehensive income according to Statement of Financial Accounting Standards (SFAS) No. 130 "Reporting Comprehensive Income". Effective for fiscal years beginning after December 15, 1997, FAS 130 states that comprehensive income is net income, plus certain other items that are recorded directly to shareholders' equity such as foreign currency translation adjustments and unrealized gains (losses) on marketable securities.

Loss Per Share—Loss per share is presented in accordance with the provisions of SFAS No. 128, "Earnings Per Share". Basic earnings per share does not include the effects of potentially dilutive stock options and is computed by dividing income available to common stockholders by the weighted average number of shares of common stock outstanding for the period. Diluted earnings per share reflects, in periods in which they have a dilutive effect, commitments to issue common stock and common stock issuable upon exercise of stock options for periods in which the options' exercise price is lower than the Company's average share price for the period. As per an agreement dated September 1, 2006 (as amended), related to the reverse acquisition, the Company is required to obtain additional financing in the amount of CHF12,000,000 no later than November 30, 2007 to build a manufacturing plant in Plan-les-Ouates. Otherwise, 24,143,410 escrowed shares will be cancelled. The escrowed shares are not included in the calculation of Earnings per Share since they are anti-dilutive.

	2006	2005
Basic Weighted average shares outstanding	30,294,665	24,143,410
Diluted weighted average shares outstanding	30,294,665	24,143,410

Note: Due to the net loss, the calculation of the effect of common stock equivalents due to issuance of warrants is excluded because of anti-dilution. The number of shares of common stock listed as beneficially owned by one selling stockholder includes 1,500,000 shares of common stock potentially issuable upon exercise of 1,500,000 common share purchase warrants. Each common share purchase warrant is exercisable until November 22, 2010 at an exercise price of $0.90 per share. As of the December 31, 2006 balance sheet date, the warrants were not yet exercised. Also, they are not included in the computation of diluted loss per share because their effect was anti-dilutive.

Long-Lived Assets - Long-lived assets, other than goodwill, are evaluated for impairment when events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable. An impairment loss would be recognized when estimated undiscounted future cash flows expected to result from the use of these assets and their eventual disposition is less than their carrying amount. The determination of whether or not long-lived assets have become impaired involves a significant level of judgment in the assumptions underlying the approach used to determine the estimated future cash flows expected to result from the use of those assets. Changes in the Company's strategy, assumptions and/or market conditions could significantly impact these judgments and require adjustments to recorded amounts of long-lived assets.

Research and Development Costs—Research and development costs are expensed as incurred. Research and development costs are not disclosed separately in the Notes to the Financial Statements, but are disclosed separately in the Income Statement.

Fair Value of Financial Instruments—The estimated fair values for financial instruments are determined at discrete points in time based on relevant market information. These estimates involve uncertainties and cannot be determined with precision. The carrying amounts of receivables, inventory, accounts payable and accrued liabilities approximate fair value because of the short-term maturities of these instruments. The fair value of the long-term debt is estimated based on anticipated interest rates which management believes would currently be available to the Company for similar issues of debt, taking into account the current credit risk of the Company and the other market factors. The fair value approximates carrying value of the long-term debt.

Impact of Recently Issued Accounting Pronouncements

SFAS No. 123(R), "Share-Based Payment." In December 2004, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 123(R), "Share-Based Payment", which is a revision of SFAS No. 123, "Accounting for Stock-Based Compensation". SFAS 123(R) supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees", and amends SFAS 95, "Statement of Cash Flows". SFAS 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro-forma disclosure is no longer an alternative. The new standard applies to the Company since January 1, 2006. The Company does not provide share-based compensation to its employees or executives. There is, therefore, no impact in the financial statements resulting from the adoption of SFAS 123(R).

SFAS No. 151, "Inventory Costs." In November 2004, the FASB issued SFAS No. 151, "Inventory Costs", which revised ARB 43, relating to inventory costs. This revision is to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs and wasted material (spoilage). SFAS 151 requires that these items be recognized as a current period charge regardless of whether they meet the criterion specified in ARB 43. In addition, SFAS 151 requires the allocation of fixed production overhead to the costs of conversion be based on normal capacity of the production facilities. SFAS 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The adoption of SFAS 151 did not have a material impact on the Company's financial statements.

SFAS No. 154, "Accounting Changes and Error Corrections." In May 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error Corrections—a replacement of APB No. 20 and FASB Statement No. 3". SFAS 154 requires that a voluntary change in accounting principle be applied retrospectively with all prior period financial statements presented on the basis of the new accounting principle. SFAS 154 also requires that a change in method of depreciating or amortizing a long-lived non-financial asset be accounted for prospectively as a change in estimate, and corrections of errors in previously issued financial statements should be termed a restatement. SFAS 154 is effective for accounting changes and correction of errors made in fiscal years beginning after December 15, 2005. The adoption of SFAS 154 did not have a material impact on the Company's financial statements.

In June 2006, the Financial Accounting Standard Board issued interpretation No. 48 ("FIN 48"), "Accounting for Uncertainty in Income Taxes". FIN 48 establishes the minimum threshold for recognizing, and a system for measuring, the benefits of tax-return positions in financial statements. FIN 48 will be effective for the Company's year ending December 31, 2007. Management is in the process of analyzing the Company's tax positions for purposes of implementing FIN 48. Based on preliminary analysis, the Company does not believe the adoption of FIN 48 will result in a material impact on the Company's financial statements. The interpretation was not in effect for fiscal 2006.

In September 2006, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements, "(SAB 108). SAB 108 was issued to provide interpretive guidance on how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying a current year misstatement. The effective date of SAP 108 is for fiscal years ended on or before November 15, 2006. This pronouncement did not have any impact on the Company's consolidated financial statements.

Warrants issued in connection with financing activities are subject to the provisions of Emerging Issues Task Force Issue 00-19 ("EITF 00-19"), Accounting for Derivative Financial Instruments Indexed To, and Potentially Settled in, a Company's Own Stock. In December 2006, FASB issued FASB Staff Position ("FSP") No. EITF 00-19-2 ("EITF 00-19-2"), Accounting for Registration Payment Arrangements which changed the way that a contingent obligation under a registration payment arrangement was recorded. EITF 00-19 describes the criteria under which warrants should be classified as either equity or as a liability. If the warrant is determined to be a liability under method described in EITF 00-19, the liability is fair valued each reporting period with the changes recorded through earnings in the consolidated statements of operations. Under the new guidance provided in FSP EITF 00-19-2 the contingent obligation under a registration payment arrangement should be separately recognized and measured in accordance with SFAS No. 5, Accounting for Contingencies. For registration payment arrangements and financial instruments subject to those arrangements that were entered into prior to the issuance of FSP 00-19-2, this is effective for financial statements issued for fiscal years beginning after December 15, 2006 and interim periods within those fiscal years. The Company has determined that the adoption of FSP 00-19-2 will not have a material effect on its financial statements since the warrants issued and the granted registration rights are scoped out from FSP00-19-2.

4. Sales Contracts under Completed-Contract Method (CCM)

SES Switzerland enters into contracts for installation of solar cells panels with public or private building owners. The timeframe between the contract's signature and the connection to the electrical network (grid), being the due date for the contract's completion, can vary between 6 months and 2 years. SES Switzerland recognizes revenues on the Cost of Completion Method, based on contractual obligations and deliveries. Until completion of the contract, advances from customers and advances to suppliers are recorded separately in the balance sheet.

All sales recognized during the years 2006 and 2005 are project revenues.

5. Restatement and Reclassification of Certain Items on previous years Balance Sheet / Statement of Operation / Comprehensive Loss and Cash Flow Statement and Statement of Changes Stockholders' Equity.

Restatement January 1, 2005

Certain items have been restated in the Financial Statements as of January 1, 2005 - see reconciliation below. This restatement was necessary due to the fact that the Company removed the effects of the loan forgiveness ($74,311) in the Statement of Operations and recorded it in the Statement of Changes in Stockholders' Equity and the currency translation adjustment ($2,101) was shown incorrectly.

Balance Sheet	As Reported	Difference	As Revised
	$	$	$

Cash and cash equivalents	564,713	(2,101)	562,612
Common Stock	48,287	0	48,287
Additional paid in Capital	299,076	74,311	373,387
Retained Earnings (loss)	(427,085)	(74,311)	(501,396)
Translation Adjustment	51,316	(2,101)	53,417
Total Shareholder's Equity (Deficit)	(28,406)	2,101	(26,305)

Reclassification December 31, 2005

Balance Sheet: Certain items have been reclassified in the December 31, 2005 Financial Statements - see reconciliation below. This reclassification was necessary due to the fact that the Company previously netted certain assets (Accounts receivable, due from related party $72,540) and liabilities (Billings in excess of cost and estimated earnings $106,977) that should have been presented differently. The reclassification in the changes of stockholder's equity was necessary due to the fact that the company recorded the effects of a loan forgiveness ($74,311) through the Statement of Operations by error. (Restatement as of January 1, 2005).

Statement of Operations: Research and Development costs ($98,363) were misclassified as non-operating other expenses ($24,085) and other general and administrative expenses, ($74,278), and the currency translation adjustment ($153) was shown incorrectly.

Statement of Cash Flows: The reclassification in the Statement of Cash Flow was necessary due to the fact that the company misclassified certain operating and financing activities (short term loan $50,482) and the effect of exchange rate changes on cash ($68,155) and also the cash and cash equivalents at year end ($153) were shown incorrectly.

	December 31, 2005
Balance Sheet	As Reported	Difference	As Revised
	$	$	$

Cash	35,017	153	35,170
Receivables	187,520	34,437	221,957
Due from related party	0	72,540	72,540
Inventory	219,580	0	219,580
Other current assets	11,973	0	11,973
Total current Assets	454,090	107,130	561,220
Property and Equipment at cost,	442,787	0	442,787
Less accumulated depreciation and amortization	(299,783)	0	(299,783)
Building development	76,570	0	76,570
Total fixed assets	219,574	0	219,574
Total Assets	673,664	107,130	780,794
Short-term loan	50,482	0	50,482
Accounts payable	390,036	0	390,036
Billings in Excess of Cost and Estimated Earnings	0	106,977	106,977
Total current Liabilities	440,518	106,977	547,495
Loan payable	735,539	0	735,539
Total long-term liabilities	735,539	0	735,539
Common Stock	48,287	0	48,287
Additional paid in Capital	299,076	74,311	373,387
Retained Earnings (deficit)	(932,496)	(74,311)	(1,006,807)
Translation Adjustment	82,740	153	82,893
Total Shareholder's Equity (Deficit)	(502,393)	153	(502,240)
Total Liabilities and Stockholders' Equity	673,664	107,130	780,794

	Year Ended December 31, 2005
Statement of Operation and Comprehensive Loss	As Reported	Difference	As Revised
	$	$	$

Revenue	1,100,474	0	1,100,474
Cost of goods sold	1,018,490	0	1,018,490
Personnel	121,867	0	121,867
Rent	113,590	0	113,590
Research and Development	0	98,363	98,363
Other General and Administrative expenses	232,937	(74,278)	158,659
Depreciation and amortization	52,614	0	52,614
Total costs and expenses	521,008	24,085	545,093
Interest expense	(42,302)	0	(42,302)
Other expenses	24,085	(24,085)	0
Total other income (expense)	66,387	(24,085)	42,302
Loss before taxes	(505,411)	0	(505,411)
Income taxes	0	0	0
Net Loss	(505,411)	0	(505,411)

	Year Ended December 31, 2005
Statement of Cash Flow	As Reported	Difference	As Revised
	$	$	$

Net cash used in operating activities	(478,508)	(50,552)	(529,060)
Net cash used in investing activities	(48,822)	0	(48,822)
Net cash provided by financing activities	0	50,482	50,482
Increase (decrease) in cash and cash equivalents	(527,330)	(70)	(527,400)
Effect of exchange rate changes on cash	(72,400)	68,155	(4,245)
Cash and cash equivalents, beginning of year	564,713	2,102	566,815
Cash and cash equivalents, end of year	35,017	153	35,170

Restatement September 30, 2006

Certain items have been restated in the unaudited Financial Statements presented as of September 30, 2006 - see reconciliation below. This restatement was necessary due to the fact that the Company did not record the effects of the loan forgiveness ($74,311) in the Statement of Operations and recorded it incorrectly in the Statement of Changes in Stockholder's Equity (see restatement as of January 1, 2005). The Currency translation adjustment was also shown incorrectly. In retained earnings (cr) and deferred expenses (dr) the amount of $480,000 (see also Note 15) was incorrectly shown as part of long-term assets instead of correctly to Shareholder's Equity because this amount is a consulting fee for services rendered over the next 24 months and not a finders fee in connection with the share issuance. The restatement in the cash and Additional Paid in Capital ($732,089) was necessary because a deposit was recorded in SES USA as an investment in subsidiary and therefore by error eliminated in the consolidation. Correctly this amount should have been recorded as a bank deposit (Trust Account) in the Shell.

Reclassification September 30, 2006

Balance Sheet: Reclassifications were necessary as follows: The Company had previously presented the amount of $76,498 in accounts receivable instead of properly disclosing the amount as due from related party ($76,498) for services provided to a related party.

Statement of Operations: A misclassification of research and development expenses ($46,427) as other expenses ($12,545) or Other G&A expenses ($58,613) occurred. The amount of $359 that was reclassified from income taxes to other expenses reflects capital tax which is not dependent on income, it was therefore reclassed into other expenses.

Statement of Cash Flows: The reclassification in the Statement of Cash Flow was necessary because the Company misclassified operating (deferred expense, see also Note 15) and financing activities (reverse acquisition) and the effect of exchange rate changes on cash. Cash and cash equivalents at year end were also shown incorrectly.

	September 30, 2006
Balance Sheet	As Reported	Difference	As Revised
	$	$	$
	UNAUDITED

Cash	3,479,944	732,089	4,212,033
Receivables	116,933	(76,498)	40,435
Due from related party	0	76,498	76,498
Inventory	231,562	0	231,562
Other current assets	151,316	0	151,316
Total current assets	3,979,755	732,089	4,711,844
Deferred Expenses	0	480,000	480,000
Property and Equipment at cost,	442,787	0	442,787
Less accumulated depreciation and amortization	(325,061)	0	(325,061)
Building development	181,796	0	181,796
Total fixed assets	299,522	480,000	779,522
Total Assets	4,279,277	1,212,089	5,491,366
Short-term loan	59,705	0	59,705
Accounts payable	549,994	0	549,994
Total current liabilities	609,699	0	609,699
Loan payable	1,175,723	0	1,175,723
Total long-term liabilities	1,175,723	0	1,175,723
Common Stock	68,981	0	68,981
Additional paid in Capital	3,819,677	1,232,478	5,052,155
Retained Earnings (deficit)	(1,439,655)	(74,317)	(1,513,972)
Translation Adjustment	44,852	53,928	98,780
Total Shareholder's Equity	2,493,855	1,212,089	3,705,944
Total Liabilities and Stockholders' Equity	4,279,277	1,212,089	5,491,366

Statement of Operation and Comprehensive Loss For the Three Months Ended September 30, 2006	As Reported	Difference	As Revised
	$	$	$
	UNAUDITED

Revenue	148,805	0	148,805
Cost of goods sold	122,374	0	122,374
Personnel	54,678	0	54,678
Rent	28,991	0	28,991
Research and Development	0	46,427	46,427
Other General and Administrative expenses	125,254	(58,613)	66,641
Depreciation and amortization	8,310	0	8,310
Total costs and expenses	217,233	(12,186)	205,047
Interest expense	(15,735)	0	(15,735)
Other expenses	12,545	(12,545)	0
Total other income (expense)	(3,190)	(12,545)	(15,735)
Loss before taxes	(193,992)	(359)	(194,351)
Income taxes	(359)	359	0
Net Loss	(194,351)	0	(194,351)

Statement of Operation and Comprehensive Loss For the Nine Months Ended September 30, 2006	As Reported	Difference	As Revised
	$	$	$
	UNAUDITED

Revenue	158,860	0	158,860
Cost of goods sold	129,298	0	129,298
Personnel	116,057	0	116,057
Rent	85,071	0	85,071
Research and Development	0	94,007	94,007
Other General and Administrative expenses	232,629	(65,466)	167,163
Depreciation and amortization	32,863	0	32,863
Total costs and expenses	466,620	28,541	495,161
Interest expense	(41,566)	0	(41,566)
Other expenses	(27,495)	27,495	0.00
Total other income (expense)	(69,061)	27,495	(41,566)
Loss before taxes	(506,119)	(1,046)	(507,165)
Income taxes	(1,046)	1,046	0
Net Loss	(507,165)	0	(507,165)

Statement of Cash Flow for the Nine Months Ended September 30, 2006	As Reported	Difference	As Revised
	$	$	$
	UNAUDITED

Net cash used in operating activities	(418,777)	(478,416)	(897,193)
Net cash used in investing activities	3,542,623	(3,478,773)	63,850
Net cash provided by financing activities	449,409	4,609,708	5,059,117
Increase (decrease) in cash and cash equivalents	3,444,927	780,847	4,225,774
Effect of exchange rate changes on cash	(38,328)	(10,583)	(48,911)
Cash and cash equivalents, beginning of year	35,017	153	35,170
Cash and cash equivalents, end of year	3,479,944	732,089	4,212,033

6. Cash and Cash Equivalents

	$ (held in CHF)	$ (held in $)	$ (held in EUR)	$ TOTAL 2006	$ TOTAL 2005
Cash on hand	227,112	44,469	565	272,146	35,170
Short-term Investments	2,459,520	3,285,000	-	5,744,520	-
Cash and Cash Equivalents	2,686,632	3,329,469	565	6,016,666	35,170

Cash and cash equivalents are available to the Company, and there is no restriction or limitation on withdrawal or use of these funds. The Company’s cash equivalents are placed with highly credit rated financial institutions. The carrying amount of these assets approximates their fair value.

7. Accounts Receivable and significant Customers

At December 31, 2006 and 2005, the Company's accounts receivable balances were $10,386 and $221,957, respectively. Significant customers are summarized below:

	Receivables
	2006	2005
	$	$
A	10,386	65,786
B	0	51,576
C	0	41,445
D	0	29,904
E	0	24,912
Others	0	8,334
Total Accounts Receivable	10,386	221,957

Revenues for 2006 and 2005 were $129,275 and $1,100,474, respectively. Significant customers are summarized below:

	Revenues
	2006	2005
	$	$
A	61,508	531,940
B	50,309	229,280
C		157,270
Others	17,458	181,983
Total Revenues	129,275	1,100,474

8. Inventory

Inventory is summarized as follows:

	2006	2005
	$	$
Raw Materials and Others	89,665	82,978
Finished Goods	147,610	136,602
Total Inventory	237,275	219,580

9. Property and Equipment:

Property and equipment is summarized as follows:

	2006	2005
	$	$
Machinery and equipment	333,048	308,210
Office furniture and equipment	43,789	27,731
Building development	219,619	76,571
Property and equipment	596,456	412,513
Less accumulated depreciation and amortization	(254,778)	(192,939)
Property and equipment, net	341,677	219,574

Depreciation and amortization expense of property and equipment for the years ended December 31, 2006 and 2005 was $45,090 and $52,614, respectively. The company has defined the following useful lives for fixed assets: Machinery and equipment: 8 years, Office furniture and equipment: 3 (IT equipment) to 5 years (office furniture).

10. Borrowings Under Revolving Credit Facility

SES Switzerland has a revolving credit line of CHF100,000 ($82,980) with UBS used mainly to cover short-term cash needs. The credit line bore interest at the rate of 6.25% p.a. up to October 31, 2006. From November 1, 2006, this rate has been increased to 6.75%. The credit line can be cancelled by either party upon six months' notice. As at December 31, 2006, this line was not used by SES Switzerland. $50,482 of the line was used at December 31, 2005.

SES Switzerland also has a Construction Credit Agreement with Banque Cantonale de Genève in the amount of CHF4,800,000 ($3,935,071), which is intended for financing the construction of the new facility near Geneva, Switzerland. This credit line must be drawn down before the later of the completion of the construction or June 30, 2008. The construction loan bears interest at a rate of 3.25% p.a. and has not yet been utilized. There are no guarantees.

On December 20, 2006, SES Switzerland executed a construction loan with Ms. Christine Erné, the Company’s principal stockholder, to enable SES Switzerland to commence construction of the new manufacturing facility near Geneva, Switzerland. The construction loan is in the amount of CHF2,700,000 ($2,205,090). The Company will pay interest at the rate of 4.5% p.a. The funds will be disbursed as soon as construction has begun.

11. Billings in Excess of Cost and Estimated Earnings

Billings in Excess of Cost and Estimated Earnings	2006	2005

Prepayments to suppliers	448,521	0
Work in progress	159,939	0
Prepayments from customers	(732,033)	(106,977)
	(123,573)	(106,977)

12. Long-Term Debt Service Cantonal de l'énergie

On November 3, 2003, SES Switzerland received a loan from the Geneva (Switzerland) State Department of Energy of up to CHF1,000,000 ($820,000). SES Switzerland used CHF970,000 ($794,810) as at December 31, 2006, and CHF970,000 ($735,539) as at December 31, 2005. The loan is to be repaid on March 31, 2008. The loan bears interest at a rate of 4% p.a. The stockholders have pledged 10,000,000 issued shares of the Company as a guarantee for the loan. At the moment, the Company does not have any plans to repay the loan before its due date.

On March 22, 2006, SES Switzerland received a second loan from the Geneva (Switzerland) State Department of Energy in the amount of CHF500,000 ($409,920). This loan was granted on January 21, 2004 contingent upon SES Switzerland's meeting certain conditions precedent, which were fulfilled by March 22, 2006. The loan has a term of 18 months and carries an interest rate of 5% p.a. with repayment, due on September 21, 2007.

13. Commitments and Contingencies:

Operating Leases - lease expenses for the years ended December 31, 2006 and 2005 were $138,163 and $113,590, respectively.

The following table presents future minimum lease commitments (concerning the lease of a vehicle) under operating leases at December 31, 2006

Operating Leases
2007	14,696
2008	14,815
2009	12,437
Thereafter	-
Total	41,948

In addition to the amounts disclosed above, SES Switzerland has an operating lease for its office located at 129 Route de Saint-Julien, Plan-les-Ouates, Switzerland (a suburb of Geneva). The rent is $40,889 (CHF51,204) per year. The initial lease term ended on February 28, 2007. The lease has been renewed.

SES Switzerland also leases a 1,654 square meter industrial facility in Härkingen, Switzerland. The monthly fixed rent is CHF7,232 (approximately $5,775). The lease has no specific termination date. The lease may be cancelled every six months at the end of the month, except for December.

On May 27, 2005, we received authorization from the State of Geneva to build a manufacturing facility on other property in Plan-les-Ouates, Switzerland and we received a lease for the land in February 2007. The lease for use of the land is for 60 years commencing on July 1, 2006.

Use of Land
2007	57,279
2008	57,279
2009	57,279
2010	57,279
2011	57,279
Thereafter	3,121,706
Total	3,408,101

SES Switzerland has no non-cancellable operating leases.

Employment Agreements—As at year end, SES Switzerland employed 2 employees and 2 executive officers. The terms of employment are supplemented by Swiss Commercial Law which requires in case of termination of the contract, a minimum of one month's paid notice the first year, 2 months paid notice the second year and 3 month's paid notice of termination thereafter. Mrs. Crisafulli and Mr. Erné have written employment agreements.

Flannel Management sarl has a consulting agreement with SES Switzerland effective October 1, 2006. Flannel Management sarl receives a monthly consulting fee of CHF20,000 ($15,971) (using exchange rate set forth in Note 3 to the Consolidated Financial Statements hereto). The contract is for a 10-year term and if earlier terminated, the Company nevertheless pays the consulting fees for the remainder of the term. One of Flannel Management sarl's consultants is Philippe Crisafulli, the husband of Sandrine Crisafulli, Chief Financial Officer of SES USA and SES Switzerland.

During the year 2006, Jean-Christophe Hadorn, the CEO, and a stockholder of the Company, invoiced CHF120,000 ($95,827) to SES Switzerland as a consultant, of which CHF22,647 ($18,085) was outstanding at year-end. Daniel Erne, a Director of the Company and the Secretary of SES Switzerland, and Sandrine Crisafulli, the CFO of the Company, each received other compensation in the amount of $1,996.

Litigation—The Company is from time to time subject to routine litigation incidental to its business. There are no such litigation currently pending.

Capital Commitments—At December 31, 2006, the Company had no outstanding purchase orders for equipment.

14. Business Segments

All of Company's operations are conducted through its wholly owned subsidiary SES Switzerland, and are limited to the assembly and installation of photovoltaic panels in Switzerland, which is the only business segment of the Company.

15. Stockholders' Equity:

Common Stock — The Company has authorized and issued 73,081,168 shares of common stock, par value $0.001 per share.

In May 2006, the Company issued 5,050,000 shares of common stock at a price of $0.20 per share for cash proceeds of $1,006,364, net of issue costs.

On May 15, 2006, the Company entered into a non-binding term sheet with SES Switzerland, to acquire all of the shares of SES Switzerland in consideration of the issuance of shares which will equate to approximately 70% of the issued and outstanding shares at the consummation of the acquisition. In accordance with the share exchange agreement, the Company deposited CHF 1,000,000 ($816,700) of the proceeds from the private placement into the trust account of a Swiss lawyer. The deposited funds were to be transferred into escrow with another Swiss lawyer upon the signing of the share exchange agreement and held until the closing of the agreement. In the event that: (i) SES Switzerland breached the terms of the agreement; (ii) the Company elected to terminate the agreement in its sole discretion; or (iii) the agreement was not signed on or prior to June 15, 2006, the lawyer would release the escrowed funds to the Company. The Company entered into amended letter agreements dated June 15, 2006 and July 15, 2006 to extend the dates of the Letter of Intent. The amount of $816,700 was released from the trust account for the use of SES Switzerland as of October 13, 2006.

On September 18, 2006 the Company issued 4,976,350 shares at $0.80 for net proceeds of $3,563,067. This issuance was contingent upon the signed share purchase agreement with SES Switzerland.

As of September 27, 2006 SES Switzerland acquired all shares (10,668,000) of the public shell in a reverse acquisition. The public shell had net assets of $39,069 of which $164,234 was cash.

On November 22, 2006 the Company issued 4,100,000 shares at $0.90 for net proceeds (net of finders fee) of $3,321,000.

On November 22, 2006, the Company issued warrants to purchase 1,500,000 shares of common stock at an exercise price of $0.90 per share (the "Warrant Shares"). The Warrants expire four (4) years after the date of issuance.

Warrants - During the year ended December 31, 2006, the Company issued stock purchase warrants exercisable into 1,500,000 shares of common stock at $ 0.90 per share with an expiration date of November 22, 2010 in consideration for certain corporate advisory services as well as capital raising services.

During the year ended December 31, 2006, no stock purchase warrants were exercised.

Warrant transactions consisted of the following during the year ended December 31, 2006:

	Exercisable
	Warrants	Strike Price
Warrants Outstanding As of December 31, 2005	0	$0
Warrants granted as consideration for agent's fee	1,500,000	$0.90
Exercise of warrants	0	0
Warrants Outstanding As of December 31, 2006	1,500,000	$0.90

Warrants outstanding expire as follows:

	Warrants	Strike
Year	Expiring	Price
2010	1,500,000	$0.90
	1,500,000

The Company granted registration rights to the finder (Lansing Securities) including the right to include all or any part of the Warrant Shares (the "Registrable Securities") in the next registration statement and subsequent registration statements that the Company files with the SEC from time to time (the "Registration Statement") (other than a registration statement on Form S-8 or Form S-4) until all of the Registrable Securities have been duly registered.

On August 31, 2006, SES USA entered into an agreement with Standard Atlantic to advise SES USA and its stockholders in connection with the purchase of all of the shares of SES Switzerland.

Pursuant to the terms of a Finder's Agreement between SES USA and Standard Financial (the "Finder's Agreement") the parties agreed to a finder's fee of $228,000 if a transaction were consummated. The Finder's Agreement also provided that Standard Atlantic would continue to provide consulting services to the Company for a period of 24 months regarding investor relations matters for a monthly fee of $20,000. The two-year consulting fee was due and was paid to Standard Financial at closing. The Company recorded the total amount as of September 30, 2006, as deferred expense and amortizes the amount over the 24 months of the consulting agreement

As per the terms of the Long Term Escrow Agreement dated September 1, 2006 (as amended), related to the reverse acquisition, the Company is required to obtain additional financing in the amount of CHF12,000,000 ($9,838,082) before November 30, 2007 to build the manufacturing plant in Plan-les-Ouates. Otherwise, the 24,143,410 escrowed shares will be cancelled. The shares of common stock of the Company held in escrow pursuant to the terms of the Long Term Escrow Agreement are to be delivered from escrow by the escrow agent on the second anniversary of the closing of the share exchange agreement. The escrowed shares are not included in the calculation of Earnings per Share since they are anti-dilutive.

16. Employee Benefit Plans:

SES Switzerland's employees are enrolled in a mandatory group pension plan with Bâloise Assurances. The pension plan is a defined contribution plan, and payments to the plan are made in equal parts by the employee (through withholding) and the employer. Contributions are based on the age of the employee and vary between 8% and 16%. Total amounts paid by the employer for 2006 were $8,557 ($4,923 for 2005).

17. Interest Income:

The Income Statement for 2006 includes interest income of $19,384 (CHF24,274) derived from interest received on time deposits.

18. Income Taxes:

The Company's tax basis for assets and liabilities is identical for the financial statements and tax reporting. Accordingly, the only deferred tax portion is the benefit with respect to the net operating loss. The Company records a valuation allowance to reduce the deferred tax asset to the amount that is estimated to be more likely than not to be realized.

	December 31, 2006	December 31, 2005
	$	$
Deferred tax assets:
Net operating loss carry-forward	588,759	263,884
Less: valuation allowance	(588,759)	(263,884)
Net deferred tax assets	-	-

We have net losses for financial reporting purposes. Recognition of deferred tax assets will require generation of future taxable income. There can be no assurance that we will generate sufficient taxable income in future years. Therefore, we established a valuation allowance on net deferred tax assets of $588,759 as of December 31, 2006 and $263,884 as of December 31, 2005.

The components of loss before income tax benefit are as follows:

	For the Years Ended December 31,
	2006	2005
	$	$
United States
Switzerland	(1,239,507)	(505,411)
	(1,239,507)	(505,411)

As of December 31, 2006, we have net operating loss carryforwards for Swiss tax purposes of $2,246,314, expiring at various times from years ending 2010 to 2012.

2006
$
2010	(501,396)
2011	(505,411)
2012	(1,239,507)
Total tax-deductible loss carry forward	(2,246,314)

The deferred tax asset is realizable as we anticipate sufficient taxable income in future years to realize the tax benefit with respect to the net operating loss.

The tax provisions differ from the amount computed using the federal statutory income tax rate as follows:

	Years Ended December 31,
	2006	2005
	$	$
Income tax benefit at federal statutory rate	(421,432)	(171,840)
Foreign tax rate differential	96,558	39,372
Increase in valuation reserve	324,875	132,468

19. Fair Value of Financial Instruments

The carrying amounts of cash and cash equivalents, trade accounts receivable, product inventory, trade accounts payable, accrued expenses and other current liabilities and the note payable to a bank, which bears interest at variable rates, approximate their fair value as of December 31, 2006, and December 31, 2005.

The fair value of the long-term debt is estimated based on anticipated interest rates which the Company’s management believes would currently be available to the Company for similar issues of debt, taking into account the current credit risk of the Company and the other market factors. The fair value approximates carrying value of the long-term debt.

20. Supplemental Cash Flow Information

Cash paid for interest during fiscal years 2006 and 2005 totaled $56,757, and $42,302, respectively. The net assets of the Company (SES USA) before the reverse acquisition summarized as follows (in $):

Cash and cash Equivalents	164,234
Accounts payable		3,077
Accrued liabilities		106,988
Advance Payments		15,100
Equity		39,069
	164,234	164,234

21. Concentration of Risk

SES Switzerland is dependent on third-party equipment manufacturers, distributors and dealers for all of its supply of photovoltaic cells and panel components. For fiscal years 2006 and 2005, products purchased from SES Switzerland's top three suppliers accounted for 94% and 83% of total revenues, respectively. The Company is dependent on its ability to provide installations on a timely basis and on favorable pricing terms. Although SES Switzerland tries to diversify its sources of supplies, its technology needs certain types of solar cells and the loss of certain principal suppliers, or the loss of one or more of certain ongoing affinity relationships could have a strong material adverse effect on the Company.

The Company's future results could also be negatively impacted by the loss of certain customers, or the loss of one or more of certain ongoing affinity relationships.

22. Reverse Acquisition

SES USA entered into a share exchange agreement dated August 31, 2006 with SES Switzerland and the stockholders of SES Switzerland. The share exchange agreement contemplated SES USA acquiring all of the issued and outstanding common shares of SES Switzerland in exchange for the issuance by SES USA of 48,286,817 common shares. All share information has been retroactively restated to reflect the recapitalization in connection with the reverse takeover. See also Note 1.

23. Related Party Transactions

During 2006, Jean-Christophe Hadorn, the CEO, and a stockholder of the Company, invoiced CHF120,000 ($95,827) to SES Switzerland as a consultant, of which CHF22,647 ($18,085) was outstanding at year-end. Daniel Erne, a Director of the Company and the Secretary of SES Switzerland, and Sandrine Crisafulli, the CFO of the Company, each received other compensation in the amount of $1,996.

As of year-end, the Company has a receivable from its major stockholder in the amount of $78,386 and $72,540 respectively. This amount relates to a project for a building of the stockholder.

On December 20, 2006, SES Switzerland executed a construction loan with Ms. Christine Erné, the Company’s principal stockholder, to enable SES Switzerland to commence construction of a new manufacturing facility near Geneva, Switzerland. The construction loan is in the amount of CHF2,700,000 (approximately $2,205,090). The Company will pay interest at the rate of 4.5% p.a. The funds will be disbursed as soon as construction has begun.

Flannel Management sarl has a consulting agreement with SES Switzerland effective October 1, 2006. Flannel Management sarl receives a monthly consulting fee of CHF20,000 ($15,971) (using exchange rate set forth in Note 3 to the Consolidated Financial Statements). The contract is for a 10-year term and if earlier terminated, the Company nevertheless pays the consulting fees for the full term. One of Flannel Management sarl's consultants is Philippe Crisafulli, the husband of Sandrine Crisafulli, Chief Financial Officer of SES USA and SES Switzerland.

SES Switzerland has entered into an employment agreement with Daniel Erné effective October 1, 2006. Mr. Erné receives an annual salary of CHF130,000 ($108,333) in consideration of management services. Mr. Erné is the husband of Christiane Erné and a director of SES USA and SES Switzerland.

Dr. John Veltheer, past president and chief executive officer of SES Solar Inc., who is currently director of SES USA, loaned an aggregate of $30,000 to SES USA’s predecessor in November 2005 pursuant to an unsecured promissory note that was payable upon demand and matured in November 2006. SES USA has repaid in full the loan.

SES SOLAR INC.

7,865,676 Shares

Common Stock

Prospectus

November 9, 2007

PART II - INFORMATION NOT REQUIRED IN PROSPECTUS

Item 24 INDEMNIFICATION OF DIRECTORS AND OFFICERS

Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any threatened, pending or completed actions, suits or proceedings in which such person is made a party by reason of such person being or having been a director, officer, employee or agent to the Registrant. The Delaware General Corporation Law provides that Section 145 is not exclusive of other rights to which those seeking indemnification may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise. Article Ninth of the Registrant’s Certificate of Incorporation provides for indemnification by the Registrant of its directors, officers and employees to the fullest extent permitted by the Delaware General Corporation Law.

Section 102(b)(7) of the Delaware General Corporation Law permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for unlawful payments of dividends or unlawful stock repurchases, redemptions or other distributions, or (iv) for any transaction from which the director derived an improper personal benefit. Our Articles of Incorporation provide for such limitation of liability to the fullest extent permitted by the Delaware General Corporation Law.

Item 25 OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The following table sets forth the costs and expenses payable by us in connection with the issuance and distribution of the securities being registered hereunder. No expenses shall be borne by the selling stockholder. All of the amounts shown are estimates, except for the SEC registration fees.

Securities and Exchange Commission registration fees	$1,481.03
Printing and engraving expenses	$5,000.00	(1)
Accounting fees and expenses	$5,000.00	(1)
Legal fees and expenses	$10,000.00	(1)
Transfer agent and registrar fees	$2,000.00	(1)
Miscellaneous	$1,000.00	(1)
Total	$24,481.03

(1) Estimate

Item 26 RECENT SALES OF UNREGISTERED SECURITIES

The following sets forth certain information concerning securities which were sold or issued by us during the last three financial years without registration under the Securities Act and in reliance on exemptions from such registration.

On May 30, 2006, we issued an aggregate of 5,050,000 common shares to the following three subscribers at an issue price of $0.20 per share for total proceeds of $1,010,000 in accordance with the terms of three private placement agreements dated May 30, 2006. We issued the common shares in reliance upon Regulation S and/or Section 4(2) of the Securities Act by issuing the common shares to non U.S. persons (as that term is defined in Regulation S of the Securities Act) in an offshore transaction.

Name of Stockholder	Number of Common Shares Subscribed
Highland Ventures Ltd.	1,800,000
Rollock Capital Ltd.	1,700,000
Maximiz Consulting Ltd.	1,550,000

On September 8, 2006, we issued an aggregate of 350,000 common shares to the following four subscribers at an issue price of $0.80 per share for total proceeds of $280,000 in accordance with the terms of four private placement agreements dated September 8, 2006. We issued the common shares in reliance upon Rule 506 of Regulation D and/or Section 4(2) of the Securities Act to U.S. investors, each of whom represented that they were accredited investors.

Name of Stockholder	Number of Common Shares Subscribed
Kenneth Sam	6,250
Kenneth Silverman	31,250
Nite Capital LP	187,500
Evolution Master Fund Ltd.	125,000

On September 8, 2006, we issued an aggregate of 4,626,350 common shares to the following 15 subscribers at an issue price of $0.80 per share for total proceeds of $3,701,080 in accordance with the terms of private placement agreements dated September 8, 2006. We issued the common shares in reliance upon Regulation S and/or Section 4(2) of the Securities Act by issuing the common shares to non U.S. persons (as that term is defined in Regulation S of the Securities Act) in an offshore transaction.

Name of Stockholder	Number of Common Shares Subscribed
Bank Julius Baer and Co. Ltd., Zurich (U. Mettler/VP; W. Gunthard/AVP)	187,600
SG Private Banking (Suisse) S.A.	3,512,500
Frederick H. Drury	31,250
Craig Ivany	12,500
Judson Rich	5,000
Merle Lelievre-Parsons	60,000
Charles A. DePape	5,000
Randall Shaw	10,000
Lee Yule Investments	18,750
Neil Cunningham	15,000
Tough Equities Inc.	6,250
Grazia Bernard	80,000
Dorothy Cameron	120,000
ADFI Holding Limited	375,000
Accelera Private Equity Limited	187,500

In connection with the closing of a share exchange agreement on September 27, 2006, we issued an aggregate of 48,286,817 common shares to the following three subscribers in consideration for common shares of Société d-Energie Solaire S.A. We issued the common shares in reliance upon Regulation S and/or Section 4(2) of the Securities Act by issuing the common shares to non U.S. persons (as that term is defined in Regulation S of the Securities Act) in an offshore transaction.

Name of Stockholder	Number of Common Shares Subscribed
Christiane Erne	43,458,135
Jean-Christophe Hadorn	2,414,341
Claudia Rey	2,414,341

On November 22, 2006, we issued an aggregate of 4,100,001 common shares to the following three subscribers at an issue price of $0.90 per share for total proceeds of $3,690,000 in accordance with the terms of three private placement agreements dated November 22, 2006. We issued the common shares in reliance upon Regulation S and/or Section 4(2) of the Securities Act by issuing the common shares to non-U.S. persons (as that term is defined in Regulation S of the Securities Act) in an offshore transaction.

Name of Stockholder	Number of Common Shares Subscribed
SG Private Banking (Suisse) S.A.	3,266,667
Rodric Marketing Inc.	279,998
SIF Investment Company Ltd.	555,556

On November 22, 2006, we issued an aggregate of 1,500,000 common share purchase warrants to Lansing Securities Corp. as a finder’s fee in connection with the private placement agreements dated November 22, 2006. The common share purchase warrants were issued in accordance with the terms of a private placement agreement dated November 22, 2006. Each common share purchase warrant is exercisable until November 22, 2008 at an exercise price of $0.90 per share. We issued the common share purchase warrants in reliance upon Regulation S and/or Section 4(2) of the Securities Act by issuing the common shares to non-U.S. persons (as that term is defined in Regulation S of the Securities Act) in an offshore transaction.

Item 27 EXHIBITS

Exhibits

Copies of the following documents are included as exhibits to this prospectus pursuant to Item 601 of Regulation S-B:

Exhibit Number	Description

2.1
Share Exchange Agreement dated August 31, 2006, among our company, Société d'Energie Solaire and the shareholders of Société d'Energie Solaire (incorporated by reference from our Form 8-K filed on September 1, 2006)

3.1	Articles of Incorporation (incorporated by reference from our Form 10-SB filed on June 27, 2002).

3.2	Bylaws (incorporated by reference from our Form 10-SB filed on June 27, 2002).

3.3	Certificate of Ownership (incorporated by reference from our Form 8-K filed on June 21, 2006).

3.4	Certificate of Ownership (incorporated by reference from our Form 8-K filed on August 25, 2006).

5.1**	Opinion of Hogan & Hartson LLP

10.1
Canton Geneva Escrow Agreement dated September 15, 2006, among SES Solar Inc., Christiane Erné, Jean-Christophe Hadorn, Claudia Rey, Service Cantonal De L'Energie and Clark Wilson LLP (incorporated by reference from our Form 8-K filed on October 4, 2006)

10.2
Credit Line Escrow Agreement dated September 1, 2006, among SES Solar Inc., Christiane Erné, Jean- Christophe Hadorn, Claudia Rey and Clark Wilson LLP (incorporated by reference from our Form 8-K filed on October 4, 2006)

10.3*	Amendment to Credit Line Escrow Agreement dated, among SES Solar Inc., Christiane Erné, Jean- Christophe Hadorn, Claudia Rey and Clark Wilson LLP, dated November 30, 2006

10.4
Long-Term Escrow Agreement dated September 1, 2006, among SES Solar Inc., Christiane Erné, Jean- Christophe Hadorn, Claudia Rey and Clark Wilson LLP (incorporated by reference from our Form 8-K filed on October 4, 2006)

10.5	Employment Agreement dated September 14, 2006 between Société d'Energie Solaire S.A. and Sandrine Crisafulli (incorporated by reference from our Form 8-K filed on October 4, 2006)

10.6	Loan Agreement dated April 7, 2004 and April 10, 2004 between SES Société d'Energie Solaire S.A. and UBS SA (incorporated by reference from our Form 8-K/A filed on November 16, 2006)

Exhibit Number	Description

10.7	Consulting Agreement dated January 16, 2005 between Jean-Christophe Hadorn and SES Société d'Energie Solaire S.A. (incorporated by reference from our Form 8-K/A filed on November 16, 2006)

10.8*	Consultancy Agreement dated October 3, 2006, as amended February 16, 2007, between Daniel Erné and SES Société d'Energie Solaire S.A.

10.9	Convention (Voting Trust Agreement) dated September 12, 2005 between Christian Erne and Claudia Rey (incorporated by reference from our Form 8-K/A filed on November 16, 2006)

10.10	Convention (Voting Trust Agreement) dated February 22, 2006 between Christiane Erne and Jean- Christophe Hadorn (incorporated by reference from our Form 8-K/A filed on November 16, 2006)

10.11	Assignment of Rights Agreement dated August 31, 2006 between SES Société d'Energie Solaire S.A. and Jean-Christophe Hadorn (incorporated by reference from our Form 8-K/A filed on November 16, 2006)

10.12	Assignment of Rights Agreement dated August 31, 2006 between SES Société d'Energie Solaire S.A. and Olivier Ouzilou (incorporated by reference from our Form 8-K/A filed on November 16, 2006)

10.13	Assignment of Rights Agreement dated August 31, 2006 between SES Société d'Energie Solaire S.A. and Sandrine Crisafulli (incorporated by reference from our Form 8-K/A filed on November 16, 2006)

10.14	Construction Loan dated November 30, 2006 between SES Société d'Energie Solaire S.A. Christiane Erne (incorporated by reference from our Annual Report on Form 10-KSB filed on May 16, 2007)

10.15
Assignment of Rights Agreement dated September 15, 2006 between SES Société d'Energie Solaire S.A. and Sylvere Leu (incorporated by reference from our Current Report on Form 8-K/A filed on November 16, 2006)

10.16
Loan Agreement dated September 18, 2007 between SES Société d'Energie Solaire S.A. and Etat de Geneve, Department of Territory (DT), Cantonal Energy Service ScanE) (incorporated by reference from our Quarterly Report on Form 10-QSB filed on October 23, 2007)

14.1*	Code of Ethics

21	Subsidiaries of SES Solar Inc. (incorporated by reference from our Annual Report on Form 10-KSB filed on May 16, 2007)

23.1*	Consent of BDO Visura, Independent Registered Public Accounting Firm

23.2**	Consent of Hogan & Hartson LLP (included in exhibit 5.1)

* Filed herewith

**To be filed by amendment

Item 28 UNDERTAKINGS

The undersigned company hereby undertakes that it will:

(1) file, during any period in which offers or sells securities, a post-effective amendment to this registration statement to:

(a) include any prospectus required by Section 10(a)(3) of the Securities Act;

(b) reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

(c) include any additional or changed material information on the plan of distribution not previously disclosed in the registration statement;

(2) for determining any liability under the Securities Act, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering; and

(3) file a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of our company pursuant to the foregoing provisions, or otherwise, our company has been advised that in the opinion of the Securities and Exchange Commission that type of indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against said liabilities (other than the payment by our company of expenses incurred or paid by a director, officer or controlling person of our company in the successful defense of any action, suit or proceeding) is asserted by the director, officer or controlling person in connection with the securities being registered, our company will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of the issue.

For determining liability under the Securities Act, treat the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act as part of this registration statement as of the time the Securities and Exchange Commission declared it effective.

For the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SB-2 and has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Plans-les-Ouates, Geneva, Switzerland on November 9, 2007.

SES SOLAR INC.

(Registrant)

/s/ Jean-Christophe Hadorn
By: Jean-Christophe Hadorn President, Chief Executive Officer and Director

Pursuant to the requirements of the Securities Act, this Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities and on November 9, 2007.

Signatures:

/s/ Jean Christophe Hadorn
Jean-Christophe Hadorn President, Chief Executive Officer and Director (Principal Executive Officer)

*
Sandrine Crisafulli Chief Financial Officer, Chief Operating Officer and Director (Principal Accounting Officer and Principal Financial Officer)

*
Daniel Erné Director

*
Christiane Erné Director

Michael D. Noonan Director

*
John Veltheer Director

* Pursuant to Power of Attorney

By: /s/ Jean-Christophe Hadorn
Jean-Christophe Hadorn Attorney-in-fact